SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4448

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(847) 948-2000

Baxter International Inc.

and Subsidiaries

Incentive Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index To Financial Statements and Supplemental Schedule

Page(s)
Financial Statements:

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002	3

Notes to Financial Statements	4-9

Supplemental Schedule:*

Exhibit I: Schedule of Assets (Held at End of Year) at December 31, 2003

*	Other schedules required by the Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee

of the Baxter International Inc. and

Subsidiaries Incentive Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chicago, Illinois

June 18, 2004

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

	2003	2002
Assets
Investments:
At fair value
Cash and cash equivalents	$18,305,854	$51,789,770
Common stock	426,344,970	364,892,227
Fixed income securities	67,396,181	63,080,155
Commingled investments	237,176,048	140,182,396
Participant loans	30,196,773	29,550,104

	779,419,826	649,494,652
At contract value
Guaranteed investment contracts	547,149,889	514,010,372

Total investments	1,326,569,715	1,163,505,024

Receivables:
Accrued interest and dividends	3,707,941	3,781,220
Due from brokers for securities sold	3,407,478	344,875

	7,115,419	4,126,095

Total assets	1,333,685,134	1,167,631,119

Liabilities
Accounts payable	3,055,001	1,084,282
Due to brokers for securities purchased	1,577,827	4,329,765

Total liabilities	4,632,828	5,414,047

Net assets available for benefits	$1,329,052,306	$1,162,217,072

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income:
Interest	$33,836,243	$32,701,846
Participant loan interest	2,041,464	2,409,711
Dividends	6,333,771	5,465,938
Net appreciation in fair value of investments	123,924,690	—

	166,136,168	40,577,495

Contributions:
Employer’s	23,169,330	21,983,334
Participants’	57,564,561	57,331,985

	80,733,891	79,315,319

Transfers from other plans	8,696,353	1,282,409

Total additions	255,566,412	121,175,223

Deductions from net assets attributed to:
Benefits paid	84,284,175	64,787,532
Plan expenses	4,447,003	4,794,813
Net depreciation in fair value of investments	—	231,444,466

Total deductions	88,731,178	301,026,811

Net increase (decrease)	166,835,234	(179,851,588)

Net assets available for plan benefits:
Beginning of year	1,162,217,072	1,342,068,660

End of year	$1,329,052,306	$1,162,217,072

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan allows tax deferred contributions in compliance with Section 401(k) of the Internal Revenue Code. Eligible participants may make pre-tax contributions of up to 20% of their eligible annual compensation, as defined in the Plan agreement. The Plan sponsor, Baxter International Inc. (“Baxter”), matches participant contributions up to a maximum of 3% of the employees’ compensation. Participant contributions are fully vested at all times. Vesting in the Plan sponsor matching contributions is based on years of continuous service, and a participant vests in annual increments of 20%, for the period ended December 31, 2002. Effective January 1, 2003, the Plan sponsor matching contributions of all participants who are employees on and after January 1, 2003 shall be fully vested and nonforfeitable. Participants may borrow up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at variable rates as outlined in the Plan.

Participants, or their beneficiaries, may elect lump-sum benefit payments or benefits may be paid in installments. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions and related earnings in cases of financial hardship.

When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan agreement, represents a forfeiture. Forfeitures are utilized to reduce Baxter matching contributions for the plan year. However, if the participant is re-employed and fulfills certain requirements, as defined in the Plan agreement, the participant’s account will be reinstated. Forfeitures utilized for the periods ended December 31, 2003 and 2002 were $539,431 and $268,960, respectively.

Upon enrollment in the Plan, a participant may direct contributions in any of eight investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Equity Index Fund, International EAFE Equity Index Fund, Small Cap Fund and the Self-Managed Fund. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (“Allegiance”), which were subsequently converted into common shares of Cardinal Health Inc. (“Cardinal”) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its Cardiovascular Business Group. Participants are not able to make contributions to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

2.	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred. The valuation of Plan investments is determined as follows:

U.S. government and government agency issues	Value based on the last reported sale price from a national security exchange on the valuation date

Corporate and other bonds	Value based on the last reported sale price from a national security exchange on the valuation date

Common stock:

Traded on national exchanges	Value based on composite pricing of all national closing sales prices on the valuation date

Traded on over-the-counter market	Value based on last reported sale price defaulting to bid quotations

Commingled investments	Value based on closing prices of the underlying securities on the valuation date

Guaranteed Investment Contracts	Value based on contract value

Short term investments	Value based on cost which approximates fair value

Loan fund	Value based on cost which approximates fair value

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. The financial statements reflect the net appreciation or depreciation in the fair value of the Plan’s investments. This net appreciation or depreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

The Plan’s synthetic Guaranteed Investment Contracts are credited monthly with earnings on the underlying investments and charged for Plan withdrawals and expenses. These contracts are fully benefit-responsive and are reported in the financial statements at contract value, which approximates fair value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and expenses. There are no reserves for credit risk of the contract issuer

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

or otherwise. The Plan’s two contracts, Baxter Global Wrap Account and Pacific Investment Management Company, utilize wrapper contracts issued by Aegon Institutional Markets and Bank of America NT & SA, respectively. The average yield was 3.9% and 4.1% and the average crediting interest rate was 5.5% and 6.2% for the investment contracts for 2003 and 2002, respectively. The crediting interest rates are based on an agreed-upon formula with the issuers, Aegon Institutional Markets and Bank of America NT & SA, which are reset quarterly and monthly, respectively. These crediting interest rates cannot be less than zero percent.

Benefits are recorded when paid.

Due from or due to brokers for securities sold or purchased, respectively, represent the cash value of security trades initiated but not yet settled at each respective year-end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

The Plan provides for various investment options in any combination of registered investment entities, which invest in U.S. government and government agency issues, corporate and other bonds, common stock, commingled investments, guaranteed investment contracts, and short term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in fund values.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

1.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan.

2.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan.

3.	U.S. employees who are not leased employees.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

4.	Administration of the Plan

State Street Bank and Trust Company serves as trustee and CitiStreet LLC serves as record keeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Investments

Investments representing five percent or more of the Plan’s assets at December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Baxter Common Stock, 4,223,772 shares and 4,888,861 shares at December 31, 2003 and 2002, respectively	$128,909,531	$136,888,099
S&P 500 Equity Index Fund	150,059,044	100,709,858
State Street Bank Short Term Investment Fund	82,764,103	130,797,797

Investments as of December 31, 2003 and 2002 are segregated into various investment funds as follows:

	2003	2002
Cash	$2,593,983	$592,183
Stable Income Fund	556,179,424	545,760,359
Baxter Common Stock Fund	127,543,730	139,150,080
Composite Fund	158,816,346	137,716,763
General Equity Fund	168,792,569	128,728,783
Cardinal Health Common Stock Fund	18,023,560	18,796,554
S&P 500 Equity Index Fund	150,059,044	100,709,858
International EAFE Equity Index Fund	32,558,027	16,777,373
Loan Fund	30,196,773	29,550,104
Edwards Lifesciences Common Stock Fund	10,711,243	10,329,552
Small Cap Fund	42,677,228	15,502,075
Self-Managed Fund	28,417,788	19,891,340

Total Investments	$1,326,569,715	$1,163,505,024

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

The fund amounts above include $15,711,871 and $51,197,587 of cash and cash equivalents at December 31, 2003 and 2002, respectively, which are awaiting investment in their respective portfolios. These amounts are maintained in the State Street Bank Short Term Investment Fund.

Net appreciation (depreciation) for each respective year is comprised of:

	2003	2002
Baxter common stock unrealized appreciation (depreciation), net	$11,308,627	$(127,569,227)
Other unrealized appreciation (depreciation), net	109,719,425	(86,370,403)
Baxter common stock realized (loss) gain, net	(1,260,241)	9,419,606
Other realized gain (loss), net	4,156,879	(26,924,442)

	$123,924,690	$(231,444,466)

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2003	2002
U.S. government and government agency issues	$(396,974)	$1,621,062
Corporate and other bonds	1,695,092	974,799
Commingled investments	50,556,704	(41,013,978)
Common stock	72,069,868	(193,026,349)

	$123,924,690	$(231,444,466)

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested and such termination would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

7.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated October 1, 2003 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since the date of the determination letter. The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2003 and 2002

8.	Related Parties

At December 31, 2003 and 2002, the Plan held units of participation in certain common/collective trust funds and short term investment funds of State Street Bank and Trust Company, the Plan trustee, shares of common stock of Baxter, the Plan sponsor, loans with participants, and shares of common stock and fixed income securities in CitiGroup Inc., CitiBank Mortgage Securities Inc., CitiBank Credit Card Issuance Trust, Travelers Property Casualty Corporation, and CitiBank Credit Card Master Trust I, which are all affiliated with CitiStreet LLC, the record keeper. These transactions are allowable party-in-interest transactions under the Employee Retirement Income Security Act of 1974 and the regulations promulgated thereunder.

9.	Plan Mergers

During 2002, Baxter acquired Epic Therapeutics, Inc. The Epic Therapeutics, Inc. 401(k) Plan was merged into the Plan effective December 2003. As a result of this merger, total assets of approximately $1.0 million were transferred into the Plan.

In December 2002, Baxter acquired ESI Lederle. The American Home Projects Corporation Savings Plan (Wyeth 401(k) Plan) was merged into the Plan effective February 2003. As a result of this merger, total assets of approximately $7.7 million were transferred into the Plan.

In May 2002, Baxter acquired Fusion Medical Technologies, Inc. The Fusion Medical Technologies, Inc. 401(k) Plan was merged into the Plan effective September 2002. As a result of this merger, total assets of approximately $1.3 million were transferred into the Plan.

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 1 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value

Cash & Cash Equivalents:

* State Street Bank & Trust Co.	Short Term Investment Fund	$18,305,854

Common Stocks:

3Com Corp	Common Stock	4,902
3M Company	Common Stock	12,329
8X8 Inc	Common Stock	12,794
Abbott Laboratories	Common Stock	555,175
Abercrombie & Fitch Co	Common Stock	2,471
Abn Amro	Common Stock	2,348
Accenture Ltd	Common Stock	4,606
Acclaim Entmt Inc	Common Stock	1,950
Adams Express Company	Common Stock	54,703
Adaptec Inc	Common Stock	1,326
Adaptive Broadband Corp	Common Stock	2
ADC Telecommunications Inc	Common Stock	696,499
Adept Technology Inc	Common Stock	2,800
Advanced Micro Devices Inc	Common Stock	94,913
Advanced Optics Electronics Inc	Common Stock	65
Advanced Semiconductor Engr Inc	Common Stock	10,100
Advancepcs	Common Stock	26,395
Advanta Corp	Common Stock	3,233
Aeterna Laboratories	Common Stock	33,895
Aetna Inc	Common Stock	1,403,604
Affymetrix Inc	Common Stock	2,461
Aflac Inc	Common Stock	23,711
Agere Systems	Common Stock	9,176
Airnet Commun Corp	Common Stock	808
Airtran Hldgs Inc	Common Stock	2,380
Akamai Tech	Common Stock	3,583
Aksys Ltd	Common Stock	7,497
Alaris Medical Inc	Common Stock	380,463
Alcon Inc	Common Stock	826,282
Alkermes Inc	Common Stock	13,500
Alliance Pharmaceutical Corp	Common Stock	932
Allos Therapeutics Inc	Common Stock	6,390
Alteon Inc	Common Stock	57,305
Altria Group Inc	Common Stock	2,132,822
Amarin Corp Plc	Common Stock	616
Amazon.Com Inc	Common Stock	10,524
Ambac Finl Group Inc	Common Stock	754,912
Amdocs Limited	Common Stock	4,496
Amer Intl Group Inc	Common Stock	33,140
American Capital Strategies	Common Stock	7,433
American Electric Power Inc	Common Stock	3,002,426
American Intl Group Inc	Common Stock	3,231,740
American Pharmaceuticals Partners Inc	Common Stock	9,408
American Std Cos Inc	Common Stock	806,718
Amerigon Inc	Common Stock	4,322
Amgen Inc	Common Stock	3,074,359
Amr Corp	Common Stock	6,475
Amylin Pharm Inc	Common Stock	778
Andrea Electronics Corp	Common Stock	318
Anheuser Busch Cos	Common Stock	5,005
Anthem Inc	Common Stock	2,550
Antigenics Inc	Common Stock	105,462
Apex Silver Mines Limited	Common Stock	4,180
Apollo Group Inc	Common Stock	10,172
Apple Computer Inc	Common Stock	8,548
Applera Corp	Common Stock	18,052
Applied Digital Solutions Inc	Common Stock	49,846
Applied Imaging Corp	Common Stock	1,510
Applied Materials Inc	Common Stock	1,623,591
Applied Micro Circuits Corp	Common Stock	1,642
APT Satellite Holding Ltd	Common Stock	1,428
Aquantive Inc	Common Stock	5,125

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 2 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Aradigm Corp	Common Stock	4,190
Archer Daniels Midland	Common Stock	1,598
Ariba Inc	Common Stock	66,375
Arm Holdings Plc	Common Stock	4,554
Arrow Electronics Inc	Common Stock	1,527,153
Arrow Finl Corp	Common Stock	4,148
Artemis Intl Solutions Corp	Common Stock	160
Asia Pulp & Paper Co	Common Stock	140
Astropower Inc	Common Stock	86
ASV Inc	Common Stock	3,725
At Road Inc	Common Stock	1,995
AT&T Corp	Common Stock	14,210
AT&T Wireless Svcs Inc	Common Stock	12,065
ATI Technologies Inc	Common Stock	3,024
Atlantic Tele Netwrk Inc	Common Stock	2,805
ATSI Communications Inc	Common Stock	150
ATX Communications Inc	Common Stock	28
Audiocodes Ltd	Common Stock	12,528
Autoimmune Inc	Common Stock	24,490
Automatic Data Processing Inc	Common Stock	14,062
Avaya Inc	Common Stock	3,235
Aventis	Common Stock	589,795
Avid Technology Inc	Common Stock	9,600
Avitar Inc	Common Stock	1,150
Avnet Inc	Common Stock	929,726
Avon Prods Inc	Common Stock	1,288,261
Backweb Technologies Ltd	Common Stock	4,401
Baker Hughes Inc	Common Stock	485,181
Ballard Pwr Sys Inc	Common Stock	2,839
Bank Amer Corp	Common Stock	3,523,942
Bank Of The Ozarks	Common Stock	2,478
Baxter Intl Inc	Common Stock	128,909,531
Bea Systems Inc	Common Stock	12,423
Bed Bath & Beyond Inc	Common Stock	1,221,577
Bema Gold Corp	Common Stock	40,920
Berkeley Technology Ltd	Common Stock	376
Berkshire Hathaway Inc	Common Stock	2,687,040
Best Buy Inc	Common Stock	23,508
Beverly Enterprises Inc	Common Stock	3,436
Beyond Corp	Common Stock	79
Big Lots Inc	Common Stock	1,421
Biocryst Pharmaceuticals Inc	Common Stock	13,700
Biogen Idec Inc	Common Stock	49,729
Biomerica Inc	Common Stock	5,320
Biomet Inc	Common Stock	3,622
Biosite Diagnostics Inc	Common Stock	2,895
Bisys Group Inc	Common Stock	298
Black Box Corp	Common Stock	4,606
Block H & R Inc	Common Stock	11,318
Boots & Coots Intl Well Ctl Inc	Common Stock	1,260
Boston Biomedica Inc	Common Stock	10,520
Boston Scientific	Common Stock	877,856
Bp Amoco Plc	Common Stock	10,286
BP PLC	Common Stock	629,628
Bradley Pharmacetls Inc	Common Stock	1,526
Brightpoint Inc	Common Stock	3,450
Bristol Myers Squibb	Common Stock	8,155
Britesmile Inc	Common Stock	660
BroadCom Corp	Common Stock	1,147,201
Brocade Communications Sys Inc	Common Stock	1,792
Bsi2000 Inc	Common Stock	800
Burlington Northn Santa Fe	Common Stock	1,500,563
Cable & Wireless Plc	Common Stock	3,785
California Amplifier	Common Stock	226,893
Caliper Technologies Corp	Common Stock	98,788
Calpine Corp	Common Stock	40,356
Cambior Inc	Common Stock	3,100
Candies Inc	Common Stock	2,100
Cannon Express Inc	Common Stock	175

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 3 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Capstead Mtg Corp	Common Stock	18,458
Cardiac Science Inc	Common Stock	1,197
Cardinal Health Inc	Common Stock	18,314,343
Caremark Rx Inc	Common Stock	341,263
Carreker Antinori Inc	Common Stock	2,802
Carrier Access Corp	Common Stock	2,508
Caseys Gen Stores Inc	Common Stock	706
Castelle	Common Stock	5,652
Caterpillar Inc	Common Stock	24,906
Cath Systems Inc	Common Stock	6,552
CDW Corp	Common Stock	20,320
Celestica Inc	Common Stock	15,070
Cell Genesys Inc	Common Stock	767
Celsion Corp	Common Stock	6,550
Central Securities Corp	Common Stock	6,267
Centurytel Inc	Common Stock	1,113,038
Cerus Corp	Common Stock	33,029
Charter Comm Inc	Common Stock	2,010
Chattem Inc	Common Stock	3,974
Check Point Software Tech Ltd	Common Stock	11,802
Chesapeake Energy Corporation Oklahoma	Common Stock	643,692
Chevrontexaco Corp	Common Stock	8,639
Chicago Mercantile Exchange Hldgs Inc	Common Stock	2,171
Chicos Fas Inc	Common Stock	4,914
China Life Ins Co Ltd	Common Stock	3,627
China Mobile Hong Kong Ltd	Common Stock	6,212
China Peteroleum & Chem Corp	Common Stock	1,036
China Telecom Corp Ltd	Common Stock	24,486
China.Com Corp	Common Stock	38,736
Chiron Corp	Common Stock	5,698
Chromavision Med Sys Inc	Common Stock	7,497
Chubb Corp	Common Stock	4,350,976
Ciena Corp	Common Stock	11,250
Cigna Corp	Common Stock	1,251,116
Ciphergen Biosystems Inc	Common Stock	4,572
Cisco Sys Inc	Common Stock	4,459,678
* Citigroup Inc	Common Stock	6,123,267
Citizens Communications Co	Common Stock	1,001,120
Clarent Corp	Common Stock	2
Clear Channel Communications	Common Stock	1,250,532
Cleveland Cliffs Inc	Common Stock	5,095
Cmg Information Svcs Inc	Common Stock	9,790
Cms Energy Corp	Common Stock	1,072
Cnooc Ltd	Common Stock	6,358
Coach Inc	Common Stock	11,325
Coca Cola Co	Common Stock	5,098
Coeur D Alene Mines Corp	Common Stock	3,468
Cohen & Steers Advantage Income Rlty Fd Inc	Common Stock	4,850
Colgate Palmolive Co	Common Stock	153,452
Comcast Corp	Common Stock	4,424,083
Comdisco Hldg Co Inc	Common Stock	663
Comerica Inc	Common Stock	914,838
Commtouch Software Ltd	Common Stock	415
Compass Bancshares Inc	Common Stock	4,034
Computerized Thermal Imaging Inc	Common Stock	780
Conagra Inc	Common Stock	5,278
Concord Efs Inc	Common Stock	11,130
Conexant Sys Inc	Common Stock	6,710
Conocophillips	Common Stock	4,985,095
Consolidated Tomoka Ld Co	Common Stock	3,270
Continental Airls Inc	Common Stock	2,847
Cooper Companies Inc	Common Stock	4,996
Cooper Industries Ltd	Common Stock	1,122,966
Cooper Tire & Rubr Co	Common Stock	888,104
Corautus Genetics Inc	Common Stock	959
Corinthian Colleges Inc	Common Stock	4,274
Cornerstone Total Return Fd Inc	Common Stock	9,154
Corning Inc	Common Stock	526,892
Corvis Corp	Common Stock	42,500

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 4 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Costco Wholesale Corp	Common Stock	6,692
Cott Corp Que	Common Stock	28,010
Countrywide Credit Ind Inc	Common Stock	17,892
Countrywide Finl Corp	Common Stock	450,105
Covad Communications Group Inc	Common Stock	334
Coventry Health Care Inc	Common Stock	4,192
Creative Host Services Inc	Common Stock	31,800
Critical Path Inc	Common Stock	532
Crown Holdings Inc	Common Stock	512,544
CSX Corp	Common Stock	2,274,914
Curis Inc	Common Stock	4,500
Cyber-Care Inc	Common Stock	20
Cygnus Inc	Common Stock	120
Cymer Inc	Common Stock	4,619
Cytogen Corp	Common Stock	2,176
Cytyc Corp	Common Stock	1,384
Daimlerchrysler	Common Stock	5,046
Dan River Inc	Common Stock	876
Dana Corp	Common Stock	1,097,990
Data Race Inc	Common Stock	4
Datastream Systems Inc	Common Stock	981
Datatec Systems Inc	Common Stock	700
Datatrak Intl Inc	Common Stock	303
Deere & Company	Common Stock	24,715
Denbury Res Inc	Common Stock	1,391
Dendreon Corp	Common Stock	16,120
Devon Energy Corporation	Common Stock	1,274,210
Diamonds Trust Ser I	Common Stock	13,071
Digi Intl Inc	Common Stock	624
Digital Angel Corp	Common Stock	853
Digital Lightwave Inc	Common Stock	6,521
Dillard Inc	Common Stock	3,292
Dime Bancorp Inc	Common Stock	850
Diomed Hldgs Inc	Common Stock	1,682
Disney Walt Co	Common Stock	45,190
Dollar Gen Corp	Common Stock	48,616
Dot Hill Sys Corp	Common Stock	1,515
Dow Chemical Co	Common Stock	16,628
Dst Systems Inc	Common Stock	4,176
Du Pont E I De Nemours & Co	Common Stock	4,866
Ducommun Inc	Common Stock	224
Duke Energy Corp	Common Stock	143,150
Durban Roodeport Deep	Common Stock	476
Dynegy Inc Hldg Co	Common Stock	12,660
E Loan Inc	Common Stock	11,026
E M C Corp Mass	Common Stock	152,508
Eagle Supply Group Inc	Common Stock	2,620
Earthshell Corp	Common Stock	149
Eastman Kodak Co	Common Stock	19,253
Eb2B Commerce Inc	Common Stock	13
EBay Inc	Common Stock	2,372,186
Echostar Communications	Common Stock	6,798
Edge Pete Corp	Common Stock	2,024
Edwards Lifesciences Corp	Common Stock	10,377,779
El Paso Corp	Common Stock	246
Elan Corp Plc	Common Stock	2,067
Eldorado Gold Corp	Common Stock	38,520
Electronic Arts Inc	Common Stock	1,838,285
EMC Corp	Common Stock	819,082
Emulex Corp	Common Stock	3,655
Encysive Pharmaceuticals Inc	Common Stock	1,074
Engelhard Corp	Common Stock	59,243
Enova Systems Inc	Common Stock	2,300
Enpro Inds Inc	Common Stock	377
Enron Corp	Common Stock	141
Entergy Corp	Common Stock	2,039,757
Entravision Communications Corp	Common Stock	1,665
Eon Labs Inc	Common Stock	3,821
Epicor Software Corp	Common Stock	133,980

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 5 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Epimmune Inc	Common Stock	136
Equifax Inc	Common Stock	1,262,222
Eresearch Technology Inc	Common Stock	20,717
Ericsson L M Tel Co	Common Stock	27,329
Establishments	Common Stock	1,276
Exxon Mobil Corp	Common Stock	27,215
Federal Home Ln Mtg Corp	Common Stock	1,730,397
Federal National Mtg Association	Common Stock	3,882,552
Federated Dept Stores Inc	Common Stock	764,449
Fedex Corp	Common Stock	37,968
Fiity Natl Finl Inc	Common Stock	9,889
Filenet Corp	Common Stock	5,416
First Data Corp	Common Stock	2,794
Fleetboston Finl Corp	Common Stock	1,325,347
Flextronics International Ltd	Common Stock	1,227,427
Food Technology Svcs Inc	Common Stock	530
Forbes Medi-Tech Inc	Common Stock	31,725
Ford Mtr Co	Common Stock	25,664
Forest Laboratories Inc	Common Stock	316,795
Fortune Brands Inc	Common Stock	2,145
Foster Wheeler Ltd	Common Stock	2,525
Forward	Common Stock	1,680
Fresh Monte Produce Inc	Common Stock	62
Frontline Ltd	Common Stock	10,443
Fuel-Tech N V	Common Stock	3,550
Gallagher Arthur J & Co	Common Stock	16,245
Garmin Ltd	Common Stock	5,501
Gateway Inc	Common Stock	6,440
Gemstar Tv Guide Intl Inc	Common Stock	1,522
Genaera Corp	Common Stock	22,890
Genentech Inc	Common Stock	29,662
General Dynamics	Common Stock	5,604
General Electric Co	Common Stock	6,293,553
General Mills Inc	Common Stock	13,590
General Motors Corp	Common Stock	2,701
Genesis Microchip Inc	Common Stock	4,513
Genuine Parts Co	Common Stock	476,116
Georgia Pac Corp	Common Stock	1,622,836
Geron Corp	Common Stock	9,970
Getty Images Inc	Common Stock	2,507
Gilead Sciences Inc	Common Stock	530,378
GlaxoSmithKline PLC	Common Stock	2,701,947
Global High Inc Dlr Fd Inc	Common Stock	3,486
Golden Star Res Ltd Cda	Common Stock	33,108
Golden West Finl Corp	Common Stock	1,765,594
Goldman Sachs Group Inc	Common Stock	1,215,378
Goodrich B F Co	Common Stock	4,296
Great Basin Gold Ltd	Common Stock	5,240
Guilford Pharmaceutical Inc	Common Stock	13,560
Gymboree Corp	Common Stock	3,446
H & Q Life Sciences Invs	Common Stock	140
Haemonetics Corp	Common Stock	23,890
Halliburton Co	Common Stock	1,208,588
Hancock John Pfd Equity Income	Common Stock	18,305
Harley Davidson Inc	Common Stock	8,128
Harmony Gold Mining Co Ltd	Common Stock	24,345
Headwaters Inc	Common Stock	23,412
Healthtronics Inc	Common Stock	2,413
Henry Jack & Assoc Inc	Common Stock	3,828
Heska Corp	Common Stock	4,598
Hewitt Associates Inc	Common Stock	29,900
Hewlett Packard Co	Common Stock	4,809,072
Hibernia Foods Plc	Common Stock	860
Home Depot Inc	Common Stock	148,591
Honda Motor Ltd	Common Stock	1,101,526
Honeywell Intl Inc	Common Stock	15,083
Hot Topic Inc	Common Stock	7,952
Hovanian Enterprise Inc	Common Stock	18,457
HSBC Holdings Plc	Common Stock	21,045

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 6 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
I2 Tech Inc	Common Stock	1,803
Icos Corp	Common Stock	42,229
Identix Inc	Common Stock	445
Ikon Office Solution Inc	Common Stock	356
Imax Corp	Common Stock	1,582
Imclone Sys Inc	Common Stock	3,966
Immunogen Inc	Common Stock	6,015
Immunomedics Inc	Common Stock	2,280
Impco Technologies Inc	Common Stock	8,720
Inamed Corp	Common Stock	6,487
Incyte Pharmaceuticals Inc	Common Stock	34,200
Indevus Pharmaceuticals Inc	Common Stock	47,200
Infospace Inc	Common Stock	692
Ing Groep	Common Stock	25,751
Ingram Micro Inc	Common Stock	232,737
Innodata Corp	Common Stock	660
Input/Output Inc	Common Stock	2,661
Integrated Circut System Inc	Common Stock	2,850
Intel Corp	Common Stock	5,966,302
Interland Inc	Common Stock	653
Interliant Inc	Common Stock	3
Internap Network Svcs Corp	Common Stock	14,700
Internet Cap Group Inc	Common Stock	2,243
Internet Initiative Inc	Common Stock	4,100
Interpublic Group Cos Inc	Common Stock	1,620,022
Intl Game Technology	Common Stock	14,342
Intrado Inc	Common Stock	1,646
Intraware Inc	Common Stock	2,484
Ion Networks Inc	Common Stock	20
Iridex Corp	Common Stock	1,090
Irvine Sensors Corporation	Common Stock	3,390
Isco Intl Inc	Common Stock	4,565
Ishares Tr Dow Jones U S Healthcare Sector Index Fd	Common Stock	17,094
Ishares Tr Dow Jones Us Finl Sector Index Fd	Common Stock	33,015
Ishares Tr Nasdaq Biotechnology Index Fd	Common Stock	35,975
Ishares Tr S&P 500 Index Fd	Common Stock	44,488
Ishares Tr S&P Smallcap 600/Barra Value Index Fd	Common Stock	12,569
Ivanhoe Energy	Common Stock	17,952
J.P. Morgan Chase & Co	Common Stock	852,416
Jabil Circuit Inc	Common Stock	5,660
JDS Uniphase Corp	Common Stock	94,323
Johnson & Johnson	Common Stock	1,336,336
JS Global Comm Inc	Common Stock	12,395
Juniper Networks Inc	Common Stock	291,225
Kimberly Clark Corp	Common Stock	11,941
King Pharmaceuticals Inc	Common Stock	2,960
Kinross Gold Corp	Common Stock	38,352
Knight Trading Group Inc	Common Stock	1,759
Koala Corp	Common Stock	7
Kohls Corp	Common Stock	125,832
Kraft Foods Inc	Common Stock	16,110
Krispy Kreme Doughnuts Inc	Common Stock	59,036
L 3 Communications Holding Corp	Common Stock	1,244,509
L Inc	Common Stock	3,664,363
Laboratory Corp Amer Hldgs	Common Stock	1,321,143
Labranche & Co	Common Stock	3,501
Ladenburg Thalmann Finl Svcs Inc	Common Stock	2,800
Lajolla Pharmaceutical Co	Common Stock	426
Lannett Inc	Common Stock	3,362
Large Scale Biology Corp	Common Stock	1,842
Latin Amern Discovery Fd Inc	Common Stock	1,279
Leap Wireless Intl Inc	Common Stock	50
Leapfrog Enterprises Inc	Common Stock	6,633
Lear Corp	Common Stock	1,103,955
Lehman Brothers Hldgs Inc	Common Stock	2,459,194
Lennar Corp	Common Stock	10,552
Liberate Techs Inc	Common Stock	610
Liberty Media Corp	Common Stock	1,805,083
Lifecell Corp	Common Stock	1,116

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 7 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Lifestream Technologies Inc	Common Stock	420
Ligand Pharmaceutl Inc	Common Stock	2,938
Lightpath Technologies Inc	Common Stock	798
Lilly Eli & Co	Common Stock	703
Linear Technology Corp	Common Stock	3,366
Linux Gold Corp	Common Stock	250
Lockheed Martin Corp	Common Stock	17,990
Looksmart Ltd	Common Stock	9,300
Loral Space & Communcations Ltd	Common Stock	36
Lowes Companies	Common Stock	3,586,003
LSI Logic Corp	Common Stock	11,088
Lubrizol Corp	Common Stock	1,309,037
Lucent Tech Inc	Common Stock	84,703
Magna International Inc	Common Stock	1,274,660
Marathon Oil Corp	Common Stock	1,390,890
Marchfirst Inc	Common Stock	1
Marconi Plc	Common Stock	90
Marvel Enterprises Inc	Common Stock	9,315
Marvell Technology Group Ltd	Common Stock	495,181
Massmutual Partn Invs	Common Stock	23,300
Maxim Integrated Prods Inc	Common Stock	1,295,365
Maxtor Corp	Common Stock	5,550
May Dept Stores Co	Common Stock	2,044,192
Maytag Corp	Common Stock	2,785
MBIA Inc	Common Stock	732,249
MBNA Corp	Common Stock	3,298,322
Mcdata Corp	Common Stock	13,537
McDonalds Corp	Common Stock	1,098,890
Meadwestvaco Corp	Common Stock	1,347,595
Medimmune Inc	Common Stock	51,902
Medtronic Inc	Common Stock	2,730,744
Memry Corp	Common Stock	1,750
Merck and Company Inc	Common Stock	1,148,481
Merrill Lynch & Co	Common Stock	2,158,129
Mesa Air Group Inc	Common Stock	2,149
Metlife Inc	Common Stock	1,145,873
Metro Goldwyn Mayer Inc	Common Stock	1,709
Metromedia Fiber Network Inc	Common Stock	1
MGI Pharma Inc	Common Stock	4,115
Micromuse Inc	Common Stock	6,900
Microsoft Corp	Common Stock	6,138,410
Microtek Med Hldgs Inc	Common Stock	9,200
Millennium Cell Inc	Common Stock	2,353
Millennium Chemicals Inc	Common Stock	469,027
Millennium Pharm Inc	Common Stock	59,680
Mindspeed Technologies Inc	Common Stock	795
Minefinders Ltd Corp	Common Stock	8,250
Mirant Corp	Common Stock	4
Monsanto Co	Common Stock	979
Morgan St Dean Witter Discover & Co	Common Stock	2,384,054
Motorola Inc	Common Stock	116,230
Mpower Holding Corp	Common Stock	120
Murphy Oil Corp	Common Stock	3,266
Nanogen Inc	Common Stock	901
Nasdaq 100 Tr Unit	Common Stock	65,190
National City Corp	Common Stock	2,057,687
Neoforma Inc	Common Stock	10,640
Netflix Com Inc	Common Stock	1,094
Network Appliance Corp	Common Stock	1,635
New Brunswick Scientific Co	Common Stock	1,100
New Century Finl Corp	Common Stock	3,967
New Millennium Media	Common Stock	455
New York Community Bancorp	Common Stock	3,805
Newell Rubbermaid Inc	Common Stock	4,554
Nextel Comm Inc	Common Stock	93,103
Nissan Mtr Ltd	Common Stock	2,310
Nokia Corp	Common Stock	2,263,966
Noranda Inc	Common Stock	3,172
Nordic American Tanker Shipping Ltd	Common Stock	1,505

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 8 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Norfolk Southn Corp	Common Stock	3,011,518
Nortel Networks Corp	Common Stock	1,546,821
North American Palladium Ltd	Common Stock	2,379
Northfield Laboratories Inc	Common Stock	23,135
Northrop Grumman Corp	Common Stock	99
Novagold Resources	Common Stock	1,494
Novartis	Common Stock	24,643
Novell Inc	Common Stock	1,053
NPS Pharmaceuticals Inc	Common Stock	61,360
NTL Inc	Common Stock	6,975
Nutrition 21 Inc	Common Stock	800
Nuveen Quality Pfd Income Fd 2	Common Stock	157,206
Nuvelo Inc	Common Stock	5,250
Nvidia Corp	Common Stock	22,736
O Charleys Inc	Common Stock	3,590
O Reilly Automotive Inc	Common Stock	11,568
Occidental Petroleum Corp	Common Stock	3,687,405
OM Group Inc	Common Stock	393
OMI Corporation	Common Stock	11,609
Omnicare Inc	Common Stock	1,058,587
Omnivision Technologies Inc	Common Stock	48,344
Oncolytics Biotech Inc	Common Stock	10,664
Opentv Corp	Common Stock	585
Oracle Corporation	Common Stock	144,485
Orchid Biosciences Inc	Common Stock	370
Owens Ill Inc	Common Stock	559,752
P F Changs China Bistro Inc	Common Stock	1,781
Paccar Inc	Common Stock	8,512
Pacific Sunwear Calif Inc	Common Stock	12,027
Packeteer Inc	Common Stock	5,094
Pain Therapeutics Inc	Common Stock	2,085
Palmone Inc	Common Stock	45,684
Palmsource Inc	Common Stock	9,753
Pan American Silver Corp	Common Stock	22,165
Paradyne Networks Inc	Common Stock	35,019
Parametric Tech Corp	Common Stock	4,334
Parker Drilling Co	Common Stock	765
Patina Oil & Gas Crp	Common Stock	6,167
Patterson Uti Energy Inc	Common Stock	7,080
Paychex Inc	Common Stock	9,085
PDI Inc	Common Stock	2,681
Penn Natl Gaming Inc	Common Stock	7,398
Pepsico Inc	Common Stock	1,422,094
Peregrine Sys Inc	Common Stock	88
Petrofund Energy	Common Stock	11,800
Petsmart Inc	Common Stock	1,666
Pfizer Inc	Common Stock	6,936,206
Pharmaceutical Product Development Inc	Common Stock	2,697
Pharmaceutical Res Inc	Common Stock	13,030
Pharmos Corp	Common Stock	578
Phi Automotive Systems	Common Stock	1,609
PLC Sys Inc	Common Stock	2,320
PMC-Sierra Inc	Common Stock	41,205
Posco	Common Stock	6,794
Powerwave Tech Inc	Common Stock	3,870
PPL Corp	Common Stock	1,081,745
Priceline.Com Inc	Common Stock	2,971
Procter & Gamble Co	Common Stock	1,849,879
Progressive Corp Ohio	Common Stock	1,818,796
Protein Design	Common Stock	394
Proxim Corp	Common Stock	71,142
Puma Technology Inc	Common Stock	3,980
Putnam High Income Conv & Bd Fd	Common Stock	19,750
Qiao Xing Universal Telephone Inc	Common Stock	11,620
Qlogic Corp	Common Stock	5,157
Qualcomm Inc	Common Stock	5,285
Quantum Fuel Sys Technologies Worldwide Inc	Common Stock	8,040
Quest Diagnostics Inc	Common Stock	837,020
Qwest Communications Intl Inc	Common Stock	1,785,068

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 9 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Radioshack Corp	Common Stock	3,068
Radyne Comstream Inc	Common Stock	829
Rainbow Technologies Inc	Common Stock	2,252
Rambus Inc	Common Stock	23,025
Raytheon Co	Common Stock	3,004
Redback Networks Inc	Common Stock	409
Renaissance Holdings Ltd	Common Stock	950,828
Rent A Center Inc	Common Stock	18,000
Repligen Corp	Common Stock	1,530
Republic SVCS Inc	Common Stock	1,128,017
Reuters Grp Plc	Common Stock	5,070
RF Micro Devices Inc	Common Stock	2,264
Rite Aid Corp	Common Stock	17,619
RJ Reynolds Tobacco Holdings	Common Stock	2,326
Rockwell Intl Corp	Common Stock	14,240
Rockwell Medical Tech Inc	Common Stock	1,009
Ross Stores Inc	Common Stock	3,440
Royce Value Tr Inc	Common Stock	6,477
S & P 500 Depository Receipt	Common Stock	65,655
Saba Software Inc	Common Stock	433
Safeway Inc	Common Stock	2,303,470
Sandisk Corp	Common Stock	12,240
Sanmina Corp	Common Stock	10,849
SAP Aktiengesellschaft	Common Stock	312,389
Sara Lee Corp	Common Stock	6,513
Savvis Commun Corp	Common Stock	6,279
SBC Communications	Common Stock	16,487
Schering Plough Corp	Common Stock	46,953
Schnitzer Stl Inds	Common Stock	6,050
Schwab Charles Corp	Common Stock	2,368
Scripps E.W. Co	Common Stock	735,543
Seagate Technology Holdings	Common Stock	852
Sears Roebuck & Co	Common Stock	780,231
Sector Spdr Tr Shs Ben Int Consumer Services	Common Stock	34,296
Sector Spdr Tr Shs Ben Int Utilities	Common Stock	4,666
Seitel Inc	Common Stock	598
Selective Ins Group Inc	Common Stock	4,854
Sempra Energy	Common Stock	463,789
Seracare Life Sciences Inc	Common Stock	2,020
Serena Software Inc	Common Stock	3,670
Siebel Systems Inc	Common Stock	48,859
Siga Pharmaceuticals Inc	Common Stock	9,160
Silicon Graphics Inc	Common Stock	1,781
Silicon Storage Tech Inc	Common Stock	11,000
Silicon Vy Bancshrs	Common Stock	3,607
Sina.Com	Common Stock	6,750
Sirius Satellite Radio Inc	Common Stock	64,875
Skyworks Solutions Inc	Common Stock	1,061
Smucker J M Co	Common Stock	94
Smurfit Stone Container Corp	Common Stock	1,326,038
Socket Comm Inc	Common Stock	1,670
Sohu.Com Inc	Common Stock	7,777
Solectron Corp	Common Stock	1,196,044
Sonic Corp	Common Stock	522
Sonicblue Inc	Common Stock	5
Sonus Networks Inc	Common Stock	6,221
Sony Corp	Common Stock	173,350
Sorrento Networks Corp	Common Stock	1,480
Southwest Airlns Co	Common Stock	6,456
Spectranetics Corp	Common Stock	10,200
Spectrum Pharmaceuticals Inc	Common Stock	33
Sprint Corp	Common Stock	2,268,980
SPX Corp	Common Stock	1,542,536
St Jude Med Inc	Common Stock	485,413
Startek Inc	Common Stock	20,395
State Street Corp	Common Stock	5,323
Stemcells Inc	Common Stock	5,940
Stericycle Inc	Common Stock	15,411
Steris Corp	Common Stock	203,400

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 10 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Stratos Lightwave Inc	Common Stock	170
Stryker Corp	Common Stock	8,517
Sun Microsystems Inc	Common Stock	251,755
Suncor Energy Inc	Common Stock	4,837
Surebeam Corp	Common Stock	10,290
Sycamore Networks Inc	Common Stock	20,880
Symantec Corp	Common Stock	308,427
Sysco Corp	Common Stock	2,234
TA Airlines Inc	Common Stock	661
Tagen Inc	Common Stock	110
Taiwan Semicndctr Mfg Co Ltd	Common Stock	1,496,456
Talbots Inc	Common Stock	3,078
Target Corp	Common Stock	1,656,805
Targeted Genetics Corp	Common Stock	438
Tech Data Corp	Common Stock	734,057
Technitrol Inc	Common Stock	3,318
Tegal Corp	Common Stock	5,540
Tellabs Inc	Common Stock	1,198,233
Temple Inland	Common Stock	13,149
Tenet Healthcare Corp	Common Stock	6,500
Terayon Comm Sys	Common Stock	2,250
Tetra Tech Inc	Common Stock	7,458
Teva Pharmaceutical Inds	Common Stock	594,840
Texas Instruments Inc	Common Stock	1,252,757
Textron Inc	Common Stock	3,642,891
Therma-Wave Inc	Common Stock	2,655
Thermo Electron Corp	Common Stock	1,470,481
Tikcro Technologies Lts	Common Stock	960
Time Warner Inc	Common Stock	2,047,264
Time Warner Telecom Inc	Common Stock	5,065
Tivo Inc	Common Stock	1,110
Torchmark Inc	Common Stock	1,445,790
Tractor Supply Co	Common Stock	18,249
Transwitch Corp	Common Stock	14,950
* Travelers Property Cas Corp	Common Stock	791,891
Tribune Co	Common Stock	5,160
Trimedyne Inc	Common Stock	14,040
Trinity Biotech Plc	Common Stock	4,018
Triquint Semiconductor Inc	Common Stock	14,494
Trm Corp	Common Stock	8,530
TXU Corp	Common Stock	1,266,822
Tyco Intl Ltd	Common Stock	1,675,850
UAL Corp	Common Stock	1,436
UCBH Hldgs Inc	Common Stock	3,897
UGI Corp	Common Stock	6,847
Union Pacific Corp	Common Stock	13,896
United Technologies Corp	Common Stock	318,681
Unitedhealth Group Inc	Common Stock	2,859,810
US Bancorp	Common Stock	515,430
Usurf America Inc	Common Stock	240
Utstarcom Inc	Common Stock	18,535
UXE Corp	Common Stock	106
V F Corp	Common Stock	1,188,879
V I Technologies Inc	Common Stock	1,650
Valero Energy Corp	Common Stock	815,799
Varian Inc	Common Stock	1,250
VCA Antech Inc	Common Stock	4,213
Verisign Inc	Common Stock	163
Veritas Dgc Inc	Common Stock	2,096
Veritas Software Corp	Common Stock	999,658
Verizon Communications	Common Stock	33,326
Via Net Works Inc	Common Stock	21,000
Viacom Inc	Common Stock	3,774,790
Vicom Inc	Common Stock	1,230
Viewpoint Corp	Common Stock	5,250
Vintage Pete Inc	Common Stock	1,203
Viragen Inc	Common Stock	1,915
Viryanet Ltd Shs	Common Stock	118
Visual Networks Inc	Common Stock	6,720

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 11 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Vodafone Group Plc	Common Stock	1,252
Vsource Inc	Common Stock	10
Wachovia Corp	Common Stock	2,631,091
Wal-Mart Stores Inc	Common Stock	3,237,144
Walgreen Co	Common Stock	899,259
Washington Mutual Inc.	Common Stock	1,663,140
Waste Management Inc	Common Stock	5,925
Watson Pharmaceuticals Inc	Common Stock	1,478,591
Weatherford Intl Ltd	Common Stock	462,863
Wells Fargo & Co	Common Stock	1,485,213
Wendys Intl Inc	Common Stock	7,848
Westell Technologies Inc	Common Stock	9,465
Western Digital Corp	Common Stock	27,117
Wheaton River Minerals Ltd	Common Stock	22,126
Whirlpool Corp	Common Stock	219,151
Wild Oats Markets Inc	Common Stock	1,293
Williams Cos Inc	Common Stock	2,062
Winn Dixie Stores	Common Stock	1,493
Wisconsin Energy Corp	Common Stock	1,009,027
Worldcom Inc	Common Stock	531
Wyeth	Common Stock	1,551,336
Wyndham Intl	Common Stock	2,144
Xenova Group Plc	Common Stock	910
Xerox Corp	Common Stock	2,760
Xilinx Inc	Common Stock	222,226
Xm Satellite Radio Hldgs Inc	Common Stock	112,732
Xoma Ltd	Common Stock	3,168
Xto Energy Inc	Common Stock	13,271
Xybernaut Corp	Common Stock	47,874
Yahoo Inc	Common Stock	2,423,631
Yellow Roadway Corp	Common Stock	10,128
Youthstream Media Networks Inc	Common Stock	230
Zebra Technologies Corp	Common Stock	1,659
Zhone Technologies Inc	Common Stock	2,717
Zimmer Holdings Inc	Common Stock	999,895
Zomax Optical Media Inc	Common Stock	4,990

		$426,344,970

Fixed Income Securities:
Allied Waste North Amer Inc	SR NT 144A 6.500 11/15/2010	241,273
Altria Group Inc	NT 5.625 11/04/2008	1,014,580
Anthem Inc	NT 2012 6.800 08/01/2012	558,541
Bank New York Inc	SR Hldg Co NT 5.200 07/01/2007	550,961
Belgium (Kingdom of)	3.75 PCT 28MAR09 3.750 03/28/2009	875,314
Boeing Cap Corp	SR NT 5.650 05/15/2006	739,148
Canada Govt	BD 4.500 09/01/2007	551,400
Capital One Bk	Tranche TR 00174 4.875 05/15/2008	1,043,304
Centerpoint Energy Inc	SR NT 144A 5.875 06/01/2008	113,335
Chesapeake Energy Corp	SR NT 7.750 01/15/2015	144,975
Chesapeake Energy Corp	7.500 09/15/2013	123,014
Cia Paranaense De Energia	Pfd Cl B Non Vtg	1,908
* Citigroup Inc	Global SR NT 5.750 05/10/2006	308,681
Clear Channel Communications	NT 5.750 01/15/2013	1,032,646
Columbia/HCA Healthcare Corp	7.190 11/15/2015	530,408
Comcast Corp	NT 5.500 03/15/2011	1,336,418
Commercial Mtg Accep Corp	Ser 1998 C2 Cl A 2 6.030 09/15/2030	756,305
Community Program Ln	1987 A Cl Ser 87 A 4 4.500 10/01/2018	715,448
Conocophillips	NT 144A 4.750 10/15/2012	744,890
Continental Airls	Past Thru Ctf Ser 1997 4 6.900 01/02/2018	904,920
Continental Airls	Pass Thru Ser 1998 1 Cl A 6.648 03/15/2017	117,264
Countrywide Fdg Corp Mtn	Tranche Tr 00244 5.250 06/15/2004	683,876
Cox Communications Inc	3.875 10/01/2008	693,022
Credit Suisse First Boston USA	NT 6.125 11/15/2011	1,184,461
DaimlerChrysler North Amer	GTD NT 06APR03 4.050 06/04/2008	687,604
Deere John Cap Corp	Global NT 3.900 01/15/2008	603,072
Deutsche Telekom Intl Fin B V	Global NT 5.250 07/22/2013	699,392
Devon Fing Corp U L C	DEB 7.875 09/30/2031	945,192

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 12 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Dominion Res Inc Del	NT 5.700 09/17/2012	521,033
Dominion Res Inc VA	SR NT 2003 SERD 5.000 03/15/2013	132,896
Dow Chem Co	NT 6.000 10/01/2012	520,541
Encana Corp	Pfd 9.50% 09/30/2048	1,345
Enron Corp	Cap Res L P Pfd Ser A 9% Mip	5
Erac USA Fin Co	Gtd NT 144A 7.350 06/15/2008	480,238
Fed Hm Ln Pc Pool C48827	6.000 03/01/2031	165,799
Fed Hm Ln Pc Pool E01344	4.500 04/01/2018	1,771,612
Fed Hm Ln Pc Pool E01377	4.500 05/01/2018	1,232,925
Fed Hm Ln Pc Pool E01378	5.000 05/01/2018	1,974,986
Fed Hm Ln Pc Pool E01386	5.000 06/01/2018	1,781,896
Federal Natl Mtg Assn	5.250 06/15/2006	3,279,752
FNMA Pool 254759	4.500 06/01/2018	2,329,417
FNMA Pool 323887	6.000 12/01/2013	504,039
FNMA Pool 415728	6.000 04/01/2028	444,478
FNMA Pool 581043	6.000 05/01/2016	235,114
FNMA Pool 615005	6.000 12/01/2016	291,985
FNMA Pool 625844	6.000 01/01/2032	1,294,548
FNMA Pool 641791	6.000 05/01/2017	308,066
FNMA Pool 743346	5.500 10/01/2018	2,035,536
Ford Mtr Cr Co	Global Landmark Secs Globals 7.450 07/16/2031	1,074,387
General Elec Cap Corp Mtn	Tranche Tr 00575 5.450 01/15/2013	825,147
General Mtrs Accep Corp	NT 6.875 09/15/2011	1,289,019
Goldman Sachs Group Inc	SR NT 4.125 01/15/2008	709,834
International Business Machs	NT 4.250 09/15/2009	507,300
International Paper Co	NT 3.800 04/01/2008	985,916
Italy (Republic)	4.5 PCT B T P 01MAR07 4.500 03/01/2007	1,815,606
J.P. Morgan Chase & Co	Global SR NT 3.625 05/1/2008	991,014
Kraft Foods Inc	NT 5.250 06/01/2007	710,252
Kraft Foods Inc	NT 5.250 10/01/2013	648,660
Kroger Co	NT 5.500 02/01/2013	603,558
LB Coml Conduit Mtg Tr	1999 C1 Cl A2 Mtg Passthru 6.780 06/15/2031	675,056
Lehman Bros Hldg	7.000 02/01/2008	1,033,265
MBNA Corp SR Mtn	Tranche SR 00056 6.125 03/01/2013	530,990
MBNA Corp SR Mtn	Tranche SR 00058 4.625 09/15/2008	609,037
Merrill Lynch Mtg Invs Inc	Mtg Ctf Ser 1998 C2 Cl A 1 6.220 02/15/2030	19,581
Midamerican Energy Hldgs Co	SR NT 5.875 10/01/2012	518,511
Motorola Inc	NT 6.125 08/15/2008	157,364
National RuralUtils Coop Fin	Global NT 5.750 08/28/2009	1,071,657
News Corp Ltd	Preferred Stock	299,180
Nisource Fin Corp	SR NT 6.150 03/01/2013	930,470
Nova Chem Corp	9.50% 12/31/2047	1,261
Pemex Proj Fdg Master Tr	GTD NT 6.125 08/15/2008	623,085
Penny J C Inc	DEB 7.125 11/15/2023	414,593
Pioneer Nat Res Co	SR NT 6.500 01/15/2008	267,636
Premcor Refng Group Inc	SR NT 6.750 02/01/2011	298,413
Salton Sea Fdg Corp	SR SECD SER F BD 7.475 11/30/2018	455,690
SBC Communications Inc	Global NT 5.875 08/15/2012	262,528
Shaw Communications Inc	SR NT 7.500 11/20/2013	42,469
Southern CA Edison Co	7.125 07/15/2025	101,128
Southern CA Edison Co	NT 6.650 04/01/2029	617,151
Southwestern Pub SVC Co	NT Dtd 5.125 11/01/2006	251,704
Sprint Cap Corp	NT 6.875 11/15/2028	1,327,042
Telecom Italia Cap	SR NT SER A 144A 4.000 11/15/2008	1,492,927
Telus Corp	NT 7.500 06/01/2007	1,018,312
Texaco Cap Inc	GTDNT 7.90 02/01/2007	83,006
Transocean Sedco Forex Inc	NT 7.500 04/15/2031	866,443
Union Oil Co CA	GTD SR NT 5.050 10/01/2012	499,876
Union Pac Corp	NT 3.625 06/01/2010	615,875
United Mexican States	6.375 01/16/2013	307,834
United Mexican STS MTN	Tranche TR 00008 7.500 01/14/2012	390,467
United States Treasury Notes	1.625 01/31/2005	1,191,419
Verizon Global FDG Corp	NT 4.000 01/15/2008	503,809
Verizon New Eng Inc	4.750 10/01/2013	478,999
Wells Fargo & Co	Global NT 3.500 04/04/2008	992,181
Weyerhaeuser Co	NT 6.750 03/15/2012	1,078,966

		$67,396,181

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 13 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Baxter Global Wrap and Bank of America Accounts

Cash & Cash Equivalents:
ANZ Delaware Inc.	DTC MM1 Generic Cusip 1.075 2.25.2004	1,763,938
Danske Corp Disc 3/A3 Ser A	DTC MM1 Generic St Cusip 1.07 3.22.2004	685,832
Danske Corp Disc 3/A3 Ser A	DTC MM1 Generic St Cusip 1.075 1.12.2004	881,456
Federal Home LN BK Cons DSC NT Disc NTS	Disc Nts 0.01 2.25.2004	1,861,679
Federal Home LN BK Cons DSC NT Disc NTS	Disc Nts 0.01 3.12.2004	1,175,784
General Elec Cap Corp Disc	DTC Generic CP Cusip 1.11 4.7.2004	1,761,863
HBOS Treas Svcs PLC	DTC MM1 Generic St IP 1.1 4.15.2004	2,055,575
Lloyds Bank PLC	DTC MM1 Generic Cusip 1.05 1.22.2004	1,077,764
Lloyds Bank PLC	DTC MM1 Generic Cusip 1.055 2.26.2004	1,076,823
Rabobank USA Financial Corp	DTC CP Generic Cusip 1.05 1.30.2004	2,449,319
Shell Finance Yrs 1&2	DTC MM1 Generic St Cusip 1.07 2.06.2004	2,449,401
* State Street Bank & Trust Co	Short Term Investment Fund	64,458,249
UBS Fin Del LLC	DTC MM1 Generic Cusip 1.07 4.5.2004	489,603
UBS Fin Del LLC	DTC MM1 Generic Cusip 1.085 2.17.2004	2,447,161
Westpac Cap Corp Yrs 1&2	DTC MM1 Generic St Cusip 1.11 3.11.2004	391,513

		85,025,960

Fixed Income Securities:

Abbey Natl PLC	DEB 7.950 10/26/2029	164,662
Abitibi Consolidated Inc	DEB 8.85 08.01.2030	132,752
Advanta Mtg LN TR	CTF CL A4 7.75 10.25.2026	81,875
AID Inca Infrastructure	Fin Frn 1 3.26.2009	1,925,309
Albertsons Inc	NT 7.5 2.15.2011	163,299
Alcoa Inc	NT 7.375 08/01/2010	751,345
Allied Waste North Amer Inc	SR NT 7.525 01.01.2006	444,618
Allied Waste North Amer Inc	SR SECD NT 8.875 04.01.2008	49,514
Allied Waste North Amer Inc	SR NT 7.875 04.15.2013	26,587
Allstate Corp	SR NT 6.125 12/15/2032	131,329
Allstate Corp	SR NT 5.320 06/01/2033	158,280
Allstate Life Global FDG II	Tranche SR 00002 4.250 09/10/2008	518,361
Altria Group Inc	NT 5.625 11.4.2008	1,007,802
AMB Ppty LP	2008 NT 7.1 6.30.2008	2,221,610
Amerada Hess Corp	NT 6.65 8.15.2011	601,552
Amerada Hess Corp	NT 7.3 08.15.2031	86,228
American Express Co.	NT 4.875 7.15.2013	379,028
American Express CR Account MA	2003 4 ASSET BKD CTF CL A 1.690 01/15/2009	1,402,334
American Gen Fin Corp MTN	Tranche TR 00389 2.75 6.15.2008	945,748
American Gen Fin Corp Mtn	Tranche TR 00392 3 11.15.2006	320,307
American Intl Group Inc	Global SR NT 144A 1.000 05/15/2008	2,243,050
American Std Inc	SHELF 2 7.375 02.01.2008	265,965
Amerigan Gen Fin Corp Mtn	Tranche TR 00385 4.5 11.15.2007	225,495
Amoco Corp	DEB 6.500 08/01/2007	511,374
Amsouth Bk NA Birmingham AL	SUB NT ACCREDITED INVS 4.850 04/01/2013	302,402
Amvescap PLC	SR NT 6.600 05/15/2005	369,230
Amvescap PLC	SR NT 5.900 05/15/2007	297,275
Anadarko Pete Corp	SR NT 5.375 3.1.2007	393,848
Anheuser Busch Cos Inc	DEB 4.375 1.15.2013	765,058
Anthem Inc	NT 2012 6.8 8.1.2012	233,020
AOL Time Warner Inc	6.15 5.1.2007	534,452
AOL Time Warner Inc	DEB 7.7 06.01.2032	326,777
Apogent Technologies Inc	SR SUB NT 5.5 05.15.2013	56,329
Appalachian Pwr Co	SR NT SER H 5.95 05.15.2033	89,774
Aramark Svcs Inc	STD NT 7 07.15.2006	614,510
Aramark Svcs Inc	NT 7 05.01.2007	270,046
Archer Daniels Midland Co	SR NTS 5.935 10/01/2032	375,077
Archstone Smtih TR	SR NT 5 08.15.2007	386,551
Asif Global FING XCIII	SR NT 144A 3.850 11/25/2007	314,556
Associates Corp North Amer	SR NT 6.25 11.1.2008	1,091,517
AT&T Corp	USD SR NT 1 11.15.2006	1,629,589
AT&T Corp	USD SR NT 1 11.15.2011	186,573
AT&T Wireless Svcs Inc	NT 8.125 06.01.2012	98,198
AT&T Wireless Svcs Inc	NT 7.5 5.1.2007	991,181
AT&T Wireless Svcs Inc	SR NT 7.875 3.1.2011	204,624

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 14 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
AT&T Wireless Svcs Inc	SR NT 8.75 03.01.2031	484,854
Avalonbay Cmntys	TRANCHE TR 00006 5 08.01.2007	139,378
Ball Corp	SR NT 7.75 08.01.2006	163,695
Ball Corp	SR NT 6.85 12.15.2012	133,461
Bank Amer Corp	SR NT 3.875 01/15/2008	2,099,315
Bank Amer Corp	SUB NT 7.400 01/15/2011	633,715
Bank Amer Corp	SUB NT 5.250 12/01/2015	837,854
Bank of America	NT DTD 7.800 02/15/2010	439,438
Bank of America	SR NT 6.25 4.15.2012	514,422
Bank One Corp	7.875 8.1.2010	519,240
Bankboston N A Medium Terms Nts	TR 00008 6.375 04/15/2008	283,392
Bankboston NA MTN	6.375 3.25.2008	1,854,305
BB&T Corp	SUB NT 4.750 10/01/2012	415,344
Bear Stearns Coml Mtg Secs Inc	2003 TOP 12 PASSTHRU CTF CL A 4.240 08/13/2039	424,916
Bear Stearns Cos Inc	Global NT 3 3.30.2005	997,209
Bear Stearns Cos Inc	Global NT 4 1.31.2008	215,134
Bear Stearns Cos Inc	GLOBAL NT 4.500 10/28/2010	261,099
BHP Billiton Fin USA Ltd	GTD SR NT 4.800 04/15/2013	418,591
Boeing Cap Corp	SR NT 8.500 02/15/2012	732,233
Boeing Cap Corp	SR NT 4.75 8.25.2008	212,831
Boston Pptys Ltd Partnership	NT 5 06.01.2015	159,509
Boston Pptys Ltd Partnership	SR NT 5.25 04.15.2015	127,631
Brazos TX Higher Ed Auth Inc	ARS Taxable SR Ser A8 1 12.1.2037	589,451
Bristol Myers Squibb Co	4.75 10.1.2006	207,772
British Telecommunications PLC NT	PLC NT 1.000 12/15/2010	1,273,236
Burlington Res Fin Co	GTD NT 5.6 12.1.2006	749,592
Cabot Fin BV	NT 144A 5.5 09.01.2008	185,072
Cadbury Schweppes US Finance	GTD SR Note 144A 3.875 10.01.2008	440,661
Calwest Indl TR	2002 Calw Coml MTG 144A CL A 6.127 2.15.2017	373,052
Capital Auto Receivables Asset	2003 2 ASSET BACKED NT CL A3A 1.440 02/15/2007	1,079,987
Capital One BK	Tranche TR 00174 4.875 5.15.2008	2,123,222
Capital One Bk	Tranche TR 00174 4.875 5.15.2008	217,377
Carnival Corp	SHELF 6 6.650 01/15/2026	226,948
Carnival Corp	STD SR NT 144A 3.750 11/15/2007	246,043
Carolina Pwr & Lt Co	NT 6.5 7.15.2012	222,899
Centerpoint Energy Res Corp	SR NT 144A 7.875 09.01.2013	177,951
Chabs Inc	2003 4 Asset Bkd CTF Cl A1 1 10.25.2019	349,642
Chase Coml MTB Secs Corp	1997 2 MTG Passthru CTF CL C 6.6 12.19.2029	381,458
Chase Coml Mtg Secs Corp	1997 1 MTG PASSTHRU CTF CL D 7.370 06/19/2029	442,201
Chase Coml Mtg Secs Corp	1996 1 MTG CTF CL E 7.6 7.18.2028	373,373
Chase FDG Mtg LN	Ser 2003 5 CTF Cl 11A 1 1 2.25.2021	416,508
Chase Fdg Mtg LN	SER 2003 4 Asset Backed CL 2A 1 2.25.2021	345,219
Chase Manhattan Auto Owner	2003 ASSET BKD NT CL A3 1.520 06/15/2007	811,633
Chase Manhattan Corp	6 11.1.2005	1,053,677
Chevrontexaco Cap Co	STD NT 3.500 09/17/2007	775,441
Chevy Chase Bk FSB	SUB DEB 6.875 04.01.2013	201,396
Cincinnati Gas & Elec Co	DEB 5.7 9.15.2012	149,869
* Citi Group Inc	Global SR NT 4.125 2.21.2006	548,971
* Citi Group Inc	SR NT 5.5 11.30.2007	163,037
* Citi Group Inc Reorganized	SR NT DTD 11.8.2003 3.875 11.03.2008	2,057,162
* Citibank CR Card Issuance TR	2003 A 6 CL A6 NT 2.900 05/17	1,151,639
* Citibank Cr Card Issuance TR	2003 A7 NT 4.15 7.7.2017	528,554
* Citibank Cr Card Issuance TR	2003 A8 NT 3.5 8.16.2010	1,097,557
* Citibank Cr Card Issuance TR	2003 A2 CL A2 NT 2.700 01/15/2008	1,118,666
Citicorp	Tranche Sb 00195 6.375 11.16.2008	684,569
* Citigroup Inc	7.250 10/01/2010	919,363
* Citigroup Inc	Global SR NT 144A 5 3.6.2007	260,742
* Citigroup Inc	7.25 10.1.2010	1,110,713
* Citigroup Inc	GLOBAL SUB NT 5.625 08/27/2012	482,243
Citizens Communications co	NT 9.25 5.15.2011	174,218
City Natl Corp	SR NT 5.125 12.01.2013	351,412
Clear Channel Communications	Global NT 4.25 5.15.2009	221,612
Clear Channel Communications	NT 5.75 02.15.2013	112,832
Coastal Corp	NT DTD 7.75 6.15.2010	370,863
Coca Cola Enterprises Inc	8.500 01FEB22 8.600 02/01/2022	158,960
Coca Cola Enterprises Inc	DEB 6.750 01/15/2038	136,000
Columbus Southn Pwr Co	SR NT SER A 5.5 3.1.2013	61,041
Comcast Cable Communications	Exchanged NT 8.375 05.01.2007	512,225
Comcast Cable communications I	SR NT 6.2 11.15.2008	835,504

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 15 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Comcast Corp	NT 7.05 03.15.2033	299,102
Comcast Corp	NT 5.5 3.15.2011	3,150,237
Comeo Transitional FDG TR	Ser 1998 NT CL A 7 5.740 12/25/2010	740,343
Community Program LN TR	1987 A Cl A Ser 87 A4 4.5 10.1.2018	1,587,159
Connecticut RRB SPL Purp TR	CL&P CTF CL A5 6.210 12/30/2011	441,056
Conoco Fdg Co	NT 5.45 10.15.2006	163,375
Conoco Fdg Co	NT 6.35 10.15.2011	821,559
Conoco Inc	NT 6.350 04/15/2009	176,259
Consumers Energy Co	SR NT DTD 6.25 09.15.2006	228,067
Consumers Energy Co	1ST MTG BD SER B 144A 5.35 04.15.2013	305,958
Coors Brewing Co	SR NT 6.375 05.15.2012	214,041
Countrywide FDB Corp MTN	Tranche TR 00304 3.25 5.21.2008	2,222,361
Countrywide Fdg Corp Mtn	4.25 12.19.2007	374,886
Cox Communications Inc	NEW 7.125 10.01.2012	215,634
Cox Communications Inc	3.875 10.01.2008	1,843,810
Cox Communications Inc	NEW 7.125 10.1.2012	215,295
Cox Communications Inc	2006 NT 8.875 06.15.2005	109,911
Cox Communications Inc	NT 7.75 08.15.2006	297,522
Credit Suisse First Boston	NT 6.5 8.15.2013	273,572
Credit Suisse First Boston Mtg	2001 CF2 MTG Passthru CTF CL A 6.505 2.15.2034	647,674
Credit Suisse First Boston USA	NT 5.500 08/15/2013	268,506
Credit Suisse First Boston USA Nt	NT 5.75 4.15.2007	1,064,621
CSX Corp	SR NT 6.75 3.15.2011	458,968
CSX Corp	NT 6.25 10.15.2008	150,733
CWMBS Inc	2003 49 CHL MTG CTF A 1 1 12.19.2033	435,127
CWMBS Inc. Pass Thru CTFS	CHL MTG CTF 1999 9 CL A1 6.5 8.25.2029	988,325
Daimler Chrysler Auto TR	2003B NT Cl A4 2.85 3.9.2009	922,895
Daimler Chrysler Hldgs	NT DTD 8.5 1.18.2031	117,378
Daimler Chrysler north Amer HL	NT 4.75 1.15.2008	381,956
Daimlerchrysler Auto Tr	20038 NT CL A4 2.850 03/09/2009	225,815
Daimlerchrysler Auto TR	2003A ASSET BACKED NT CL A4 2.880 10/08/2009	133,462
Daimlerchrysler Auto TR	2003B NT CL A4 2.850 03/09/2009	991,622
Daimlerchrysler Holdings	NT 8.5 01.18.2031	105,640
De Kalb Cnty GA Wtr & Sew Rev Ser A	Ser A 5 10.1.2035	302,939
Deere John Cap Corp	Global NT 3.9 1.15.2008	1,198,087
Deere John Cap Corp	Global NT 4.5 8.22.2007	236,427
Delphi Corp	NT 5.55 6.15.2006	2,108,347
Deutsch Telekom Intl	STD NT 1 5.15.2010	154,421
Deutsche Telekom Intl	STD NT 1 06.15.2010	95,029
Deutsche Telekom Intl Fin BV	STD NT 1 06.15.2030	320,017
Devon Energy Corp	SR NT 2.75 08.01.2006	157,260
Devon Fing Corp ULC	NT 6.875 9.30.2011	367,616
Devon FING Corp ULC	DEB 7.875 09.30.2031	287,532
Diabeo Fin BV	NT 3 12.15.2008	593,553
Diageo Cap PLC	Global NT 3.375 03/20/2008	439,325
Diageo Fin BV	Nt 3.000 12/15/2006	299,840
Diased Fin BV	NT 3 12.15.2006	247,314
DJL Coml Corp	COML MTG PASSTHRU CTF 1999 CG 6.080 03/10/2032	291,451
DLJ Coml Mtg Corp	COML MTG CTF 1998 CFZ B 1 1 11.12.2031	164,168
DLJ Coml Mtg Corp	2025 Coml MTG CTF 98 CF2 A1B 6.24 11.12.2031	776,194
Dominion Res Inc Del	NT 5.7 09.17.2012	258,776
Dominion Res Inc Del	SR NT SER F 5.25 08.01.2033	121,612
Dominion Res Inc VA	SR NT 2003 SERD 5 3.15.2013	254,239
Domtar Inc	NT 7.875 10.15.2011	266,468
Donaldson Lufkin & Jenrette Inc	2005 SR NT 5.875 11.1.2005	883,007
Donohue Fst Prods Inc	SR NT 7.625 05.15.2007	313,338
Dow Chem Co	Global NT 5.750 12/15/2008	368,074
Dow Chem Co	NT 6 10.1.2012	1,292,659
Duke Energy Co	1st & Ref MTG BD 3.75 3.5.2008	281,190
Duke Rlty Corp	NT 5.875 08.15.2012	260,983
Duke Rlty Ltd Partnership	MED TERM NT 3.5 11.01.2007	122,688
Duke Weeks Rlty Ltd Prtnshp	SER NT 7.75 11.15.2009	317,842
Duke Weks Realty Corp	NT 6.95 03.15.2011	110,652
Echostar DBS Corp	SR NT 10.3 10.01.2007	274,629
Echostar DBS Corp	NT 144A 6.75 10.01.2008	163,923
EOP Oper Ltd Partnership	NT 5.8 1.15.2009	1,542,615
EOP Oper LTD Partnership	SR NT 5.875 1.15.2013	205,119
EOP Oper Ltd Partnership	STD NT 7 07.15.2011	210,629
ERAC USA Fin Co	GTD NT 144A 7.35 6.15.2008	1,122,424

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 16 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
ERAC USA Fin Co	NT 144A 8.25 05.01.2005	296,702
ERP Oper CTD Partnership	NT 5.2 4.1.2013	158,174
ERP Oper Ltd Partnership	MANDATORY PAR PUT REMKTED SEC 6.63 04.13.2005	265,479
Exxon Capital Corp	6 1/8 BDS 8SEP2008 USD1000 6.125 09.08.00	407,546
Fed HM LN PC Pool Co1351	6.5 5.1.2032	355,795
Fed HM LN PC Pool E01341	5.5 3.1.2018	717,198
Fed HM LN PC Pool E01343	5 4.1.2018	1,872,885
Fed HM LN PC Pool E01345	5.5 4.1.2018	2,385,025
Fed HM LN PC Pool E01377	4.5 5.1.2018	3,080,000
Federal Farm CR Bks	2.375 10.2.2006	1,565,075
Federal Home Ln Bks	PREASSIGN 00842 2.300 03/10/2006	1,131,433
Federal Home LN Mtg Corp	Ser 2533 Cl Kc 4.250 10/15/2010	4,982
Federal Home LN MTG Corp	Preassign 00045 Ser 2551 CLOJ 5.5 6.15.2031	3,707,083
Federal Home LN Mtg Corp	Preassign 00249 6 7.15.2027	1,127,083
Federal Home LN Mtg Corp	Ser 1819 Cl 1819 E 6 2.15.2011	3,133,132
Federal Home LN Mtg Corp	5.2 51.15.2006	2,978,291
Federal Home LN Mtg Corp	Deb 5.5 7.15.2006	2,117,008
Federal Home LN Mtg Corp	Preassign 00028 4.75 10.11.2012	1,431,465
Federal Home LN Mtg Corp	Deb 2.875 12.15.2006	1,196,583
Federal Home LN MTG Disc Nts	0.01 2.26.2004	1,076,722
Federal Home LN Mtg PC GTD	Ser 1404 FA 4.5 11.15.2007	543,492
Federal Home LN Mtg PC GTD	Ser 1629 Cl 1629 HA 3.5 12.15.2021	813,510
Federal Home LN Mtg PC GTD	Ser 1673 Cl 1673 H 6 11.16.2022	1,841,116
Federal Home LN MTG PC GTD	Remic Ser 32 CLA PH 6.5 9.25.2022	697,027
Federal Natl MTG Assn	Preassign 00405 2002 94 CL KA 5.500 11/25/2020	34,412
Federal Natl Mtg Assn	5.5 2.15.2006	4,133,269
Federal Natl Mtg Assn	Preassign 00311 3.875 11.17.2008	1,407,245
Federal Natl Mtg Assn	Preassign 00314 4 12.15.2008	1,866,875
Federal Natl Mtg Assn	2003 92 BR 5 4.25.2014	1,212,243
Federal Natl Mtg Assn	PREASSIGN 00372 4.230 11/27/2006	1,138,440
Federal Natl Mtg Assn	7.250 01/15/2010	2,113,908
Federal Natl Mtg Assn	REMIC TR 2002 T3 CL A PRIN ON 5.139 12/25/2011	870,252
Federal Natl Mtg Assn	PREASSIGN 00533/2002 T11 CL A 4.768 04/25/2012	757,899
Federal Natl MTG Assn Disc Nts Disc	0.01 3.17.2004	2,253,695
Federal Natl MTG Assn Disc Nts Disc Nt	0.01 3.3.2004	2,841,233
Federal Natl Mtg Assn Remic	PREASSIGN 00860 SER 2001 T6 A 5.703 05.25.2011	1,137,103
Federal Natl Mtg Assn Remic	PREASSIGN 00861 6.088 05/25/2011	1,028,506
FHLMC TBA Jan 15 Gold Single	6.5 12.1.2099	1,017,724
FHLMC TBA Jan 30 Gold Single	5.5 12.1.2099	13,415,161
Financement Que	NT 5.000 10/25/2012	197,012
First Data Corporation	SR NT 5.625 11/01/2011	298,163
First Un Natl Bk NC	TRANCHE SB 00005 7.800 08/18/2010	598,555
First Union Lehman Bros Bk	SER 1998 C2 CTF CL A2 6.56 11.18.2035	1,594,447
Firstbank PR	SUB CAP NT 7.625 12.20.2006	1,813,418
Firstenergy Corp	NT SER B 6.45 11.15.2011	162,916
FNMA Pool 125420	5.5 5.1.2011	79,797
FNMA Pool 252161	6 12.1.2028	379,697
FNMA Pool 253355	7.5 7.1.2030	832,994
FNMA Pool 254088	5.5 12.1.2016	458,136
FNMA Pool 254140	5.5 1.1.2017	1,258,071
FNMA Pool 254722	5.5 5.1.2018	2,429,745
FNMA Pool 254983	6.5 12.1.2033	1,329,192
FNMA Pool 313709	1.000 06/01/2007	442,790
FNMA Pool 323348	8.500 06.01/2012	162,963
FNMA Pool 343347	5.5 4.1.2011	601,633
FNMA Pool 386225	3.530 07/1/2010	539,846
FNMA Pool 386284	3.640 06/01/2010	474,637
FNMA Pool 412590	6.5 2.1.2028	206,694
FNMA Pool 415766	6 5.1.2028	612,850
FNMA Pool 446562	6.5 10.1.2028	127,060
FNMA Pool 456654	5.5 2.1.2014	336,439
FNMA Pool 479439	6.5 1.1.2029	15,493
FNMA Pool 480021	6.5 2.1.2029	7,622
FNMA Pool 503220	6 7.1.2029	6,139
FNMA Pool 520623	7.5 11.1.2029	5,153
FNMA Pool 529548	7.5 3.1.2030	6,128
FNMA Pool 545696	6 6.1.2022	2,217,857
FNMA Pool 545904	5.5 9.1.2017	2,242,144
FNMA Pool 555272	6 3.1.2033	676,945

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 17 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Development	Current Value
FNMA Pool 555541	1 4.1.2033	1,567,590
FNMA Pool 555800	5.5 10.1.2033	815,469
FNMA Pool 556731	7.5 12.1.2030	11,976
FNMA Pool 596268	6.5 8.1.2031	24,850
FNMA Pool 629048	6.5 4.1.2032	879,224
FNMA Pool 660291	6.5 7.1.2032	37,284
FNMA Pool 663353	6.5 9.1.2032	11,804
FNMA Pool 665125	5.5 12.1.2033	497,865
FNMA Pool 675964	7.5 2.1.2032	48,493
FNMA Pool 703712	5.5 2.1.2018	2,074,178
FNMA Pool 722490	4 7.1.2018	1,453,378
FNMA Pool 722999	5 7.1.2018	3,858,702
FNMA Pool 733508	6 8.1.2033	1,919,752
FNMA Pool 733740	5.5 9.1.2033	88,952
FNMA Pool 734844	5.5 8.1.2033	995,809
FNMA Pool 737036	4 10.1.2018	1,122,249
FNMA Pool 740173	5.5 9.1.2033	89,623
FNMA Pool 743132	5 10.1.2018	3,976,912
FNMA Pool 750347	5.5 11.1.2033	498,561
FNMA Pool 752947	5.5 10.1.2033	91,387
FNMA TBA Feb 30 Single Fam	4.5 12.1.2099	1,382,047
FNMA TBA Jan 15 Single Fam	5 12.1.2099	1,733,044
FNMA TBA Jan 15 Single Fam	5.5 12.1.2099	2,864,892
FNMA TBA Jan 30 Single Fam	5 12.1.2099	1,457,969
FNMA TBA Jan 30 Single Fam	5.5 12.1.2099	5,472,524
FNMA TBA Jan 30 Single Fam	6 12.1.2099	6,680,461
FNMA TBA Jan 30 Single Fam	5.5 12.1.2099	14,175,918
Ford Mtr Co Del	BD 6.375 02.01.2029	297,841
Ford Mtr Cr Co	7.375 10.28.2009	593,576
Ford Mtr Cr Co	CDT 5.8 1.12.2009	1,315,269
Ford Mtr Cr Co	Global Landmark Secs Globls 7.25 10.25.2011	532,747
Ford Mtr Cr Co	7.375 10.28.2009	361,416
Ford Mtr Cr Co	Global Landmark Secs Globls 7.375 2.1.2011	931,575
Ford Mtr Cr Co	Global NT 7 10.1.2013	595,778
Ford Mtr Cr Co	NT 7.2 06.15.2007	714,625
Ford Mtr Cr Co	GLOBAL LANDMARK SECS GLOBLS 6.5 01.25.2007	852,893
Fortune Brands Inc	NT 2.875 12.1.2006	167,426
Fosters Fin Corp	NT 144A 5.375 6.15.2011	526,390
France Telecom SA	NT 1 3.1.2011	740,483
France Telecom SA General Mtrs Accep Corp	NT 1 3.1.2011	153,395
Franklin Res Inc	SR NT 3.700 04/15/2008	444,924
Freddie Mac	Ser 2411 CL FJ 1 12.15.2029	351,054
General Dynamics Corp	Global NT 4.5 8.15.2010	386,580
General Elec Cap Corp MTN	Tranche TR 00551 6 6.15.2012	2,938,109
General Elec Co	NT 5 2.1.2013	1,448,760
General Elec Co	NT 1 10.24.2005	830,151
General Mls Inc	NT 5.125 2.15.2007	516,077
General Mls Inc	NT 6 2.15.2012	364,899
General Mtrs Accep Corp	NT 7.75 1.19.2010	588,645
General Mtrs Accep Corp	NT 6.125 9.15.2006	1,051,432
General Mtrs Accep Corp	NT 6.875 9.15.2011	1,629,611
General Mtrs Accep Corp	NT 6.15 04.05.2007	794,951
General Mtrs Accep Corp	NT 8 11.01.2031	386,128
General Mtrs Corp	7.125 7.15.2013	276,287
GNMA I TBA Jan 30 Single Fam	5.5 12.1.2099	3,225,764
GNMA I TBA Jan 30 Single Fam	6 12.1.2099	1,638,372
Golden St Tob Securitization	ASSET BKD SER A CL 1 5 06.01.2021	258,831
Goldman Sachs Group Inc	NT 6.875 01/15/2011	350,955
Goldman Sachs Group Inc	SR NT 5.700 09/01/2012	752,046
Goldman Sachs Group Inc	SR NT 5.250 04/01/2013	505,534
Goldman Sachs Group Inc	SR NT 4.125 1.15.2008	1,259,093
Goldman Sachs Group Inc	SR NT 4.75 7.15.2013	1,115,413
Goldman Sachs Group Inc	SR NT 5.700 09/01/2012	216,819
Government Natl Mtg Assn	2003 PASSTHRU CTF CL AC 2.914 06/16/2018	266,108
Government Natl Mtg Assn	REMIC TR 2003 096 CL B 3.607 08/16/2018	251,333
Government Natl Mtg Assn	SERIES 2003 48 CTF CLASS AC 2.712 02/16/2020	784,021
Government Natl Mtg Assn	2003 72 REMIC PASSTHRU CL A 3.206 04/16/2018	461,127
Govt Natl MTG Assn Std Remic	Remic TR 1999 38 Sec Cl CB 6.75 5.16.2026	184,465
Green Tree Finl Corp	1999 2 MFD HSG SR Sub PA 6.08 12.1.2030	567,435

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 18 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Development	Current Value
GS Mtg Secs Corp II	Coml Mtg Passthru 2003C1 Cla2 3.59 1.10.2040	695,393
Halliburton Co	SR NT CONV 144A 5.5 10.15.2010	123,291
HBOS PLC	TRANCHE 00007 144A 1.000 11/01/2049	426,043
HCA Inc	NT 5.25 11.6.2008	1,501,829
Healthcare Rlty TR IN	SR NT 8.125 05.01.2011	168,751
Heinz HJ Fin Co	STD NT 1.000 03/15/2032	271,706
Hewlett Packard Co	Global NT 7.15 6.15.2005	227,087
Honda Auto Receivables	Ser 2003 4 Cl A3 2.19 5.15.2007	433,591
Honda Auto Receivables	ASSET BKD NT CL A 3 2.3 10.18.2007	895,397
Honda Auto Receivables	SER 2003 4 CL A 3 2.19 05.15.007	246,358
Honda Auto Receivables 2002	NT Cl A4 4.22 4.16.2007	277,699
Honda Auto Receivables Owner T	SER 2003 1 ASSET BKD NT CL A 1.92 11.20.2006	1,059,322
Household Fin Corp	NT 4.125 12/15/2008	1,239,342
Household Fin Corp	NT 6.5 11.15.2008	673,193
Household Fin Corp	Nt 7 5.15.2012	224,064
Household Fin Corp	NT 5.375 10.15.2011	530,093
Hutchinson Whampoa Intl 03 13 L	STD NT 144A 6.5 2.13.2013	358,117
Hutchison Whampoa INTL	GTD NT 144A 6.250 01/24/2014	746,417
Illinois EDL Facs Auth Revs	Univ Chicago Ser A 5 7.1.2033	1,000,995
Illinois St	Taxable Pension 5.1 6.1.2033	2,213,093
Illinoise Pwr 5PL Purp TR	1998 1 Transitional Fdg Cl A 5.650 12/25/2010	1,121,843
Intelsat Ltd	SR NT 144A 6.5 11.01.2013	15,376
International Flavors & Frag	NT 6.45 06.15.2006	208,060
International Paper Co	NT 3.8 4.1.2008	685,531
International Paper Co	NT 5.85 10.30.2012	214,937
International Paper Co	NT 6.75 09.01.2011	425,968
IRS 3ML USD	SWPV35605/SWP035603 1 5.16.2024	308,696
IRS USD	SWP035959 4 6.16.2009	5,414
IRS USD	SWP035769 4 6.16.2009	47,948
IRS USD 3ML Swap	SWPV35605/SWP035504 1 11.13.2013	248,500
Italy Rep	Global NT 2.5 3.31.2006	1,694,442
Jefferies Group Inc	SR NT 7.75 03.15.2012	225,298
JP Morgan & Chase Co	GLOBAL SUB NT 5.75 01.02.2013	393,660
JP Morgan Chase	5.75 PCT 01Feb11 6.75 2.1.2011	830,824
JP Morgan Chase & Co.	Sub NT 6.75 8.15.2008	658,390
JP Morgan Chase Coml Mtg Secs	2001 Cibc1 MTB Passthru CL A3 5.25 3.15.2033	812,630
Kellogg Co	2.875 5.1.2008	222,917
Keyspan Corp	7.25 11.15.2005	572,727
Keyspan Corp	NT 6.15 06.01.2006	477,810
Korea Dev BK	NT 5.75 9.10.2013	137,980
Kraft Foods Inc	NT 5.25 6.1.2007	1,985,873
Kraft Foods Inc	NT 4 10.1.2008	840,026
Kraft Foods Inc	NT 5.25 10.1.2013	360,915
Kroger Co	SR NT SER B 7.25 06.01.2009	251,817
Kroger Co	SR DEB 8 09.15.2029	212,256
Kroger Co	NT 8.05 02.01.2010	29,210
L 3 Communications Corp	SR SUB NT 7.625 06.15.2012	170,351
Laboratory Corp amer Hldgs	SR NT 5.5 02.01.2013	370,194
LB UBS coml Mtg TR	2001 C2 CTF CL A2 6.653 11.15.2027	1,155,634
LB UBS Coml Mtg TR	2003 C5 MTG Passthru CTF CL A 3.478 7.15.2027	1,235,737
Lear Corp	SR NT SER B 8.11 05.15.2009	317,781
Lehman Bros Hldgs Inc	Global NT 4 1.22.2008	656,317
Lehman Bros Inc	NT 6.5 4.15.2008	760,236
Lehman Brothers Hldgs Inc	Tranche TR 00387 6.625 1.18.2012	249,452
Lennar Corp	SR NT 5.95 3.1.2013	87,376
Leucadia Natl Corp	SR NT 144A 7 08.15.2013	83,505
Liberty Media Corp	SR NT 5.7 5.15.2013	760,016
Lockheed Martin Corp	NT 8.2 12.1.2009	372,738
Lockheed Martin Corp	DEB 8.5 12.01.2029	141,607
Lockheed Martin Corp	NT 8.2 12.01.2009	334,040
Manufacturers & Traders TR CO	Sub NT Restricted 1 4.1.2013	170,754
Massmutual Global FDB II Mtn	TRANCHE TR 00016 144A 3.8 04.15.2009	147,030
Mastr Asset Backed Secs TR	2003 WMC2 NTG Passthru CL A3A 1 3.25.2020	312,748
MBNA Amer Bk Natl Assn	MTN 144A TR SR 00009 6.5 6.20.2006	363,679
MBNA Corp Sr Mtn	Tranche SR 00058 4.625 9.15.2008	1,512,421
MBNA Corp SR Mtn	Tranche SR 00058 4.625 9.15.2008	307,526
MBNA Cr Card Master NT TR	2001 1 NT CL A 5.75 10.15.2008	581,115
MBNA Cr Card Master NT TR	2002 1 NT CL A 4.96 06.15.2009	821,898
MBNA Cr Card Master NY tr	2003 5 NT CL A 2.75 10.15.2010	2,326,509

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 19 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Merey Sweeny LP	SV BD 144A 8.85 12.18.2019	1,110,613
Merrill Lynch & Co Inc	Tranche TR 00355 3.7 4.21.2008	1,483,246
Merrill Lynch Mtg Invs Inc	MTG CTF 1996 C2 CL D 6.96 11.21.2028	348,469
Merrill Lynch Mtg TR	2003 Key1 MTG Pass CTF CL A4 1 11.12.2035	947,559
Metlife Inc	SR NT 5.375 12.15.2012	222,553
Metlife Inc	NT 5 11.24.2013	219,485
MGM Grand Inc	SR CALL BD 6.95 02.01.2005	158,366
Mid ST TR IV	Asset Backed NT 8.33 4.1.2030	1,546,638
Midamerican Energy Hldgs Co	SR NT 3.5 5.15.2008	447,273
Midamerican Energy Hldgs Co	SR NT 5.875 10.1.2012	149,363
Minnesota St	5 8.1.2012	553,867
Missouri High Ed Student Ln	Taxable SR Ser HH 1 7.15.2029	589,451
Mohegan Tribal Gaming	SR SUB NT 8.375 07.01.2011	117,792
Mohegan Tribal Gaming Auth	2006 SR NT 8.125 01.01.2006	105,855
Mohegan Tribal Gaming Auth	SR SUB NT 6.375 07.15.2009	152,152
Morgan JP Coml Mtg Fin Corp	MTG Passthru CTF 97 C5 CL A2 7.088 9.15.2029	246,931
Morgan Stanley Cap I Inc	COML MTG CTF 1998 HF1 CL E 1 03.15.2030	276,918
Morgan Stanley Cap I Inc	Coml MTG CTF 1998 WF1 CL A2 6.55 3.15.2030	860,301
Morgan Stanley Cap I Inc	Coml MTG CTF 1999 RM1 CL E 1 12.15.2031	522,159
Morgan Stanley Dean Witter	2003 Top11 Com Passthru CTF A 5.15 6.13.2041	1,535,270
Morgan Stanley Group Inc	Global NT 5.300 03/01/2013	536,100
Morgan Stanley Group Inc	5.8 4.1.2007	448,506
Morgan Stanley Group Inc	GLOBAL NT 6.75 04.15.2011	511,302
Motorola Inc	NT 6.75 2.1.2006	529,172
Motorola Inc	8 11.1.2011	1,219,938
National City Bk	TRANCHE SB 00003 6.2 12.15.2011	305,363
National City Corp	SR NT 3.2 4.1.2008	184,321
National City Corp	SUB DEB 6.875 06.15.2019	113,404
National Rural Utils Coop Fin	Global NT 5.75 8.28.2009	1,064,499
National Rural Utils Coop Fin	NT 2012 7.25 3.1.2012	183,152
National Westminster Bk PLC	RESET SUB NT 7.75 04.29.049	842,085
Navistar Finl 2002 A Owner TR	Asset Bkd NT Cl A4 4.76 4.16.2009	2,034,683
New York NY	Ref Ser B 5.5 8.1.2012	246,486
New York NY	Ser J 5.25 6.1.2013	150,611
New York St Environmental Facs	Revolving FDS 2nd Resolution 5 6.15.2033	302,981
News Amer Hldgs Inc	STD SR DEB 9.5 07.15.2010	174,876
News Amer Inc	STD SR NT 4.75 3.15.2010	377,848
Niagara Mohawk Pwr Corp	IST MTG DTD 5/15/95 7.75 05.15.2005	82,275
Niagara Mohawk Pwr Corp	SR NT 144A 7.75 10.01.2008	285,019
Nisource Fin Corp	STD NT 7.875 11.15.2010	572,555
Nisource Fin Corp	STD NT 7.625 11.15.2005	85,863
Nisource Fin Corp	STD NT 3.2 11.01.2006	24,759
Nissan Auto Receivables	2003 C NT CL A 4 2.7 12.17.2007	709,661
Nissan Auto Receivables	SER 2003 C NT CL A5 3.21 03.16.2009	93,833
Nomura Asset Secs Corp	94 2 Cl 2A 7.5 5.25.2024	44,542
Nomura Asset Secs Corp	Coml MTG CTF 1998 D6 CL A 1B 6.59 3.15.2030	1,379,714
Nordea Bk Sweden A B	SUB NT 144A 5.25 11.30.2012	641,581
Norfolk Southn Corp	NT 7.05 05.01.2037	214,908
Norfolk Southn Corp	SR NT 7.25 02.15.2031	333,751
Northern Sts Pwr Co MN	1st MTG SD Ser B 8 8.28.2012	89,835
Northrop Grumman Corp	NT 7.125 2.15.2011	176,119
Northrop Grumman Corp	DEB 7.75 2.15.2031	447,981
NWA TR	No 1 SR Aircraft NT Cl A 8.26 3.10.2006	264,639
NWA TR	No 1 SR Aircraft NT Cl B 9.36 3.10.2006	177,750
Occidental Pete Corp	SR NT 8.45 2.15.2029	90,151
Ontario Prov CDA	SR NT 4 06.30.2006	304,403
Pacific Life Corp	SR NT 144A 6.6 09.15.2003	212,691
Park Pl Entmt Corp	SR SUB NT 8.875 9.15.2008	166,888
PDVSA Fin Ltd	NT 144A 6.8 11.15.2008	1,975,396
Pemex Proj FDG Master TR	GTD NT 144A 6.125 8.15.2008	1,237,846
Pepco Hldgs inc	NT 5.5 8.15.2007	52,545
Petronas Cap LTD	USD GTD NT 144A 7 5.22.2012	313,346
Philips Pete Co	DEB 6.65 07.15.2018	167,983
Pioneer Nat Res Co	SR NT 6.5 1.15.2008	1,595,087
Potash Corp Sask Inc	NT 4.875 3.1.2013	312,040
Praxair Inc	NT 2.75 6.15.2008	170,619
Praxair Inc	NT 6.375 04.01.2012	464,569
Private Expt Fdg Corp	SECD NT SER M 5.34 03.15.2006	383,029
Progress Energy Inc	SR NT 7 10.30.2031	157,720

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 20 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Provident Cos Inc	SR NT 6.375 7.15.2005	1,744,567
PSE&G Transition FDG LLC	2001 1 Transition BD CL A5 6.450 03/15/2013	1,122,323
Public Svc Co Colo	1st Coll TR BD SER No 8 7.875 10.1.2012	178,854
Public Svc Co Colo	1st Coll TR BD Ser 14 4.375 10.1.2008	161,279
Quebec Proc CDA	Global Deb Ser PA 5.750 2.15.2009	377,759
Quebec Prov CDA	Global Deb Ser PJ 6.125 1.22.2011	580,404
Raytheon Co	DEB 6 12.15.2010	524,976
Raytheon Co	NT 6.75 8.15.2007	190,478
Raytheon Co	NT 5.5 11.15.2012	124,578
Reliant Energy Res Corp	NT 7.75 2.15.2011	38,679
Residential Asset Mtg Prods	2003 RS9 MT8 Asset Bkd CL A2 1 10.25.2022	371,586
Residential Fdg Mtg Secs II IN	2003 MS3 Home LN Bkd NT CL A 1 7.25.2018	398,236
Rhode Island Clean Wtr Fin Agy Ser A	Ser A 5 10.1.2035	301,085
Rio Tinto Fin USA Ltd	STD NT 2.65 09.30.2008	787,182
Rogers Cable Inc	SR Secd Priority NT 6.25 6.15.2013	79,183
Royal BK Scotland Group PLC	Global NT 5 10.1.2014	574,356
Royal Caribbean Cruises Ltd	SR NT 8.75 2.2.2011	305,286
Royal KPN NV	NT 8 10.1.2010	264,428
Royal KPN NV	NT 8 10.01.2010	164,533
Safeway Inc	NT 4.8 7.16.2007	586,395
Safeway Inc	NT 5.8 8.15.2012	228,552
Safeway Inc	NT 6.15 3.1.2006	404,703
Sapi Papier Hldg AB	GTD NT 144A 6.75 6.15.2012	263,110
Schering Plough Corp	SR NT 5.3 12.1.2013	1,379,393
Simon Ppty Group LP	NT 5.45 3.15.2013	1,306,094
Simon Ppty Group LP	NT 6.375 11.15.2007	352,111
SLM Corp	TRANCHE 000031 5 10.01.2013	764,843
Small Business Admin	Deb Ser 1999 2D K 7.06 11.1.2019	773,114
Small Business Admin	Deb Ser 1999 2D L 7.19 12.1.2019	1,324,734
South Africa Rep	NT 8.5 6.23.2017	2,577,373
Spd Lock Swap B	OCS005379 1 1.15.2004	192
Sprint Cap Corp	NT 6.875 11.15.2028	479,337
Sprint Cap Corp	6.375 5.1.2009	2,199,629
Sprint Cap Corp	7.625 1.30.2011	357,899
Sprint Cap Corp	STD NT 6 1.15.2007	367,243
Sprint Cap Corp	NT 8.375 3.15.2012	200,772
Sprint Cap Corp	NT 8.75 3.15.2032	452,641
SPX Corp	SR NT 7.5 1.1.2013	160,257
SPX Corp	SR NT 6.25 6.15.2011	105,991
St George Bk Ltd	SUB NT 144A 5.3 10.15.2013	192,769
Structured Asset Invt LN TR	2003 BC7 MTG CTF CL 1A1 1 7.26.2033	517,389
Suntrusrt Bk Atlanta GA	TRANCHE SB 00001 7.25 09.15.2006	125,510
Swap Option 3MO Libor	Oct 4.0 Call	(15,238)
Swap Option 3MO Libor	Sep 4 Call 0 9.23.2005	(27,169)
Swap Option 3MO Libor 7	Sep. 7 Put 0 9.23.2005	(30,385)
Swap Option 3MO Libor JPM	Oct 3.8 Call 0 10.7.2004	(103,413)
Swap Option 3MO Libor P015787 Jan 6.65 Put	Jan 6.65 Put 0 1.7.2005	(21,397)
Swap Option 3MO Libor P015951 Jan 7 Put	Jan 7 Put 0 1.7.2005	(928)
Swap Option 3MO Libor P030984 Oct 6.0 Put	Oct 6.0 Put 0 10.7.2004	(31,496)
Swap Option 3MO Libor P032097	Jan 4.0 Call 0 1.7.2005	(928)
Swap Option 3Mth Libor	Oct. 6 Put 0 10.7.2004	(86,178)
Target Corp	NT 7.500 08/15/2010	471,124
Target Corp	NT 6.350 01/15/2011	793,192
TCI Communications Inc	DEB 7.875 2.15.2026	86,145
Teck Cominco Ltd	NT 7 9.15.2012	264,248
Telecom Italia Cap	SR NT SER A 144A 4 11.15.2008	2,075,812
Telecom Italia Cap	GTD SR Global NT SER B 144A 5.25 11.15.2013	359,298
Telecom Italia Cap	SR NT Ser A 144A 4 11.15.2008	271,875
Telefonos De Mexico S A	SR NT 8.25 1.26.2006	297,878
Telefonos De Mexico SA	SR NT 144A 4.5 11.19.2008	236,964
Telekom Malaysia Berhad	Deb 144A 7.875 8.1.2025	2,402,634
Texas Eastn Transmission Corp	NT 7.3 12.1.2010	508,562
Texas Utils Co	SR NT Ser C 6.375 1.1.2008	217,139
TIAA Global Mkts Inc	NT 144A 3.875 01/22/2008	775,120
Time Warner Entmt Co LP	SR DEB 7.25 9.1.2008	1,138,046
Time Warner Inc	DEB 6.625 5.15.2029	300,153
Time Warner Inc	NT 6.875 5.1.2012	547,232
Tobacco Settlement Fing Corp	Asset Bkd Ser B 5.875 5.15.2039	258,005
Tobacco Settlement Rev Mgmt AU Ser B	Ser B 5.375 5.15.2028	277,849

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 21 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue		Description of Development	Current Value
	Tosco Corp	NT 7.25 01.01.2007	473,332
	Tosco Corp	DEB 7.8 01.01.2027	172,777
	Tosco Corp	NT 8.125 02.15.2030	112,754
*	Travelers Ppty Cas Corp	SR NT 5 3.15.2013	393,225
	Tricon Global Restaurants Inc	SR NT 7.65 5.15.2008	306,637
	Tricon Global Restaurants Inc	SR NT 8.875 4.15.2011	256,104
	UFJ Fin Aruba AEC	GTD WY 6.75 7.15.2013	324,802
	Union Pac Corp	NT 6.625 2.1.2008	742,884
	Union Pac Corp	NT 3.875 2.15.2009	390,067
	Union Pac Corp	NT 3.625 6.1.2010	127,058
	Union Planters Corp	SUB NT 7.75 3.1.2011	527,324
	Union Planters Corp	SR NT 4.375 12.1.2010	317,973
	United Airls Pass Thru Trs	Pass Thru CTF Ser 1996 A2 9.56 10.19.2018	309,933
	United Mexican Sts	Tranche TR 00012 4.525 10.8.2008	1,104,014
	United Mexican Sts Mtn	Tranche TR 00008 7.5 1.14.2012	742,472
	United States Treas Bds	DTD 02/15/85 11.250 02/15/2015	1,573,096
	United States Treas Bds	6.250 05/15/2030	7,862,169
	United States Treas Bills	Preassign 099 0.01 3.11.2004	490,098
	United States Treas Bills	Preassign 103 0.01 4.8.2004	7,037,826
	United States Treas Nts	3.500 11/15/2006	4,224,789
	United States Treas Nts	DTD 00033 2.000 08/31/2005	6,130,009
	United States Treas Nts	1 5/8 Notes R 05 1.625 10/31/2005	343,309
	United States Treas Nts	2.625 11/15/2006	1,105,151
	United States Treas Nts	1.875 11/30/2005	13,194,001
	United States Treas Nts	3.375 12/15/2008	5,628,387
	United States Treas Nts	Inflation Indexed 3.625 1.15.2008	2,239,574
	United States Treas Nts	4.75 11.15.2008	946,552
	United States Treas Nts	Inflation Indexed 4.25 1.15.2010	502,367
	United States Treas Nts	4 11.15.2012	583,787
	United States Treas Nts	3.126 9.15.2008	392,737
	United States Treas Nts	DYD 00039 3.375 11.15.2008	2,970,625
	United States Treas Nts	2.25 7.31.2004	4,134,898
	United States Treas Nts	4.25 11.15.2013	446,511
	United States Treas Nts	6.500 10/15/2006	3,364,919
	United States Treas Nts	INFLATION INDEXED 4.250 01/15/2010	2,135,059
	United States Treas Nts	4.625 05/15/2006	1,895,001
	United States Treas Nts	4.375 08/15/2012	591,128
	United States Treas Nts	2.000 05/15/2006	255,478
	United States Treas Nts	2.375 08/15/2006	553,120
	United States Treas Nts	3.250 08./15/2008	1,482,607
	Unitedhealth Group Inc	SR NT 3.3 1.30.2008	254,254
	Univision Communications Inc	SR NT 7.85 7.15.2011	414,617
	Unumprovident Corp	NT 6.75 12.15.2028	327,465
	UPM Kymmene Corp	Global Med Term NT 2014 144A 5.625 12.1.2014	165,427
	US Bancorp	3.125 03/15/2008	445,664
	US Bk Natl Assn Cincinnati	Tranche TR 00189 2.85 11.15.2006	734,448
	US Bk Natl Assn Cincinnati OH	Tranche TR 00189 2.85 11.15.2006	434,216
	US Bk Natl Assn Minneapolis	6.375 8.1.2011	640,787
	US Dept Veteran Affairs Remic	Vendee MTG TR 2002 3 CL J 6 4.15.2009	739,693
	USA Waste Svcs Inc	7 7.15.2028	153,323
	Vaero Energy Corp	NT 6.875 4.15.2012	233,736
	Verizon Global FDG Corp	NT 7.250 12/01/2010	367,778
	Verizon Global Fdg Corp	NT 4 1.15.2008	2,101,863
	Verizon Global Fdg Corp	Global NT 7.375 9.1.2012	574,884
	Verizon Global Fdg Corp	NT 7.75 06.15.2032	202,082
	Verizon Global Fdg Corp	NT 4.375 06.01.2013	621,814
	Verizon VA Inc	DEB 4.625 03/15/2013	486,268
	Verizon Wireless Cap LLC	NT 5.375 12.15.2006	922,489
	Viacom Inc	SR NT 7.700 07/30/2010	1,114,274
	Vodafone Airtouch PLC	NT 7.750 2/15/2010	1,092,556
	Vodafone Airtouch PLC	NT 7.75 2.15.2010	186,297
	Vornado Realty	SR UNSECO NT 4.75 12.1.2010	239,847
	Vornado Rlty TR	SR NT 5.625 6.15.2007	230,752
	Wachovia Corp 2nd	NT 6.5 8.15.2008	528,763
	Wal Mart Stores Inc	NT 6.875 08.10.2009	198,064
	Wal Mart Stores Inc	NT 4.55 05.01.2013	87,176
	Washington Mut Fin Corp	SR NT 6.25 5.15.2006	976,801
	Washington Mut Inc	SR NT 7.5 08.15.2006	345,712
	Waste Mgmt Inc Del	SR NT 6.875 5.15.2009	389,836

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 22 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Development	Current Value
Waste Mgmt Inc Del	SR NT 7.375 6.15.2029	60,813
Wells Fargo & Co	Global NT 5.125 2/15/2007	221,094
Wells Fargo & Co	SUB NT 6 11.15.2014	821,680
Wells Fargo BK N A	NT DTD 6.450 2/1/2011	967,599
Westvaco Corp	DEB 8.2 1.15.2030	253,396
Weyerhaeuser Co	NT 6.75 3.15.2012	2,100,647
Weyerhaeuser Co	7.25 7.1.2013	323,276
WFS Finl 2003 2 Owner TR	2003 2 CL A4 CL 2.41 12.20.2010	409,032
World Omni Auto Receivables TR	2003 B Asset Bkd CTF CL A3 2.2 1.15.2008	270,418
World Omni Auto Receivables TR	2003 B Asset Bkd CTF CL A4 2.87 11.15.2010	512,949
Wyeth	SR NT 6.45 02.01.2024	150,136
Wyeth	SR NT 6.5 02.01.2034	100,295
Xcel Energy Inc	SR NT 7 12.1.2010	239,513
XTO Energy Inc	SR NT 6.25 4.15.213	46,530
Zions Bancorporation	SUB NT 6 9.15.2015	432,628

		$479,983,546

Commingled Investments:

Mellon Instl FDS Invt TR	Standish Mellon Intl Fxd Inc	$8,452,031
Pimco FDS Pac INVT Mgmt	Private Acct Portfolio	$3,631,886
Pimco FDS Pac Invt Mgmt Ser	Intl Portfolio Instl Cl	$4,391,324
Pimco FDS Pac INVT Mgmt Ser	US Govt Sector Port Instl Cl	$8,131,265
Pimco FDS Pac INVT Mgmt Ser	Mtg Portfolio Instl Cl	$16,360,516
Pimco FDS Pac INVT Mgmt Ser	Real Return BD Portfolio Cl	$4,031,021
Pimco FDS Pac INVT Mgmt Ser	Emerging Mkts Portfolio	$4,747,122
Pimco FDS Pac INVT Mgmt Ser	Invt Grade Corp Port Instl Cl	$5,257,539

		$55,002,704

Benefit Responsive Interest Rate Wrapper Contracts:

Aegon Institutional Markets	Open Ended Maturity	(43,485,135)
Bank of America NT & SA	Open Ended Maturity	(29,377,185)

		$(72,862,321)

Guaranteed Investment Contracts		$547,149,889

Commingled Investments:

Abn Amro Veredus Aggress Growth	Commingled Investments	4,827
Aegis Value Fund Inc	Commingled Investments	39,551
American Aadvantage Small Cap Val Instl	Commingled Investments	22,563
American Balanced R1	Commingled Investments	16,471
American Century 20Th Century Ultra	Commingled Investments	6,415
American Century Equity Income	Commingled Investments	3,372
American Invest Co Of America	Commingled Investments	33,834
Ameristock Mutual Fund	Commingled Investments	51,960
Ariel Appreciation Class B	Commingled Investments	185,763
Ariel Growth Class A	Commingled Investments	91,669
Artisan Internat’l	Commingled Investments	47,350
Artisan Mid Cap	Commingled Investments	24,949
Atlantic Whitehall Growth N/C	Commingled Investments	2,307
Baron Growth & Inc	Commingled Investments	331
Berkshire Focus Fund	Commingled Investments	32,776
Bjurman Micro Cap Growth	Commingled Investments	4,064
Black Oak Emerging Technology Fund	Commingled Investments	167
Boston Partners Sml Cap Val Ii Instl	Commingled Investments	6,793
Brazos Micro Cap Growth	Commingled Investments	515
Bridgeway Aggressive Growth	Commingled Investments	56,211
Bridgeway Aggressive Investor 2	Commingled Investments	71,400
Bridgeway Ultra Small Index Port	Commingled Investments	6,614
Brown Capital Mgmt Small Company Inst.	Commingled Investments	2,593
Buffalo Small Cap Growth	Commingled Investments	56,081
Calamos Growth Class A	Commingled Investments	41,940
Calamos Growth Fund Class C	Commingled Investments	33,407
Calvert Social Invst Managed Growth Cl A	Commingled Investments	46,950

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 23 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Clipper	Commingled Investments	290,010
Columbia Acorn Class Z N/C	Commingled Investments	3,375
Cooke & Bieler Mid Cap Equity	Commingled Investments	5,875
Cross Timbers Royalty Trust	Commingled Investments	59
Daily EAFE Fund	Common/Collective Trust	32,558,027
Dodge & Cox Balance	Commingled Investments	18,185
Dodge & Cox Income	Commingled Investments	20,634
Dodge & Cox Internatl Stock Fund	Commingled Investments	24,366
Dodge & Cox Stock	Commingled Investments	113,524
Domini Social Bond Fund	Commingled Investments	3,698
Dreyfus Emerging Markets	Commingled Investments	15,561
Dreyfus Midcap Value Fund	Commingled Investments	9,244
Dreyfus Premier Ltd Term Income Cl R	Commingled Investments	3,093
Dreyfus S & P 500 Index Fund	Commingled Investments	24,932
Duke Realty Invst Co	Commingled Investments	9,300
Eaton Vance Worldwide Health Sciences Class A	Commingled Investments	1,347
Excelsior Income Business & Indl Restructing Fd	Commingled Investments	9,987
Excelsior Real Estate	Commingled Investments	32,759
Exeter Maximum Horizon	Commingled Investments	3,083
Fbr Small Cap Financial Fund	Commingled Investments	10,827
Fidelity Advisor Short Fixed Inc Cl A	Commingled Investments	4,903
Fidelity Capital & Income	Commingled Investments	20,086
Fidelity Capital Appreciation	Commingled Investments	15,552
Fidelity Contrafund	Commingled Investments	34,468
Fidelity Convertible Securities	Commingled Investments	28,376
Fidelity Diversified International	Commingled Investments	73,155
Fidelity Dividend Growth	Commingled Investments	115,550
Fidelity Equity Income Ii	Commingled Investments	20,321
Fidelity Export & Multinational	Commingled Investments	12,181
Fidelity Growth & Income	Commingled Investments	24,544
Fidelity Inflation Protected Bond	Commingled Investments	21,226
Fidelity Intern’Tl Small Cap	Commingled Investments	559
Fidelity Large Capital Stock	Commingled Investments	7,437
Fidelity Low Priced Stock	Commingled Investments	52,818
Fidelity Mid Cap Stock	Commingled Investments	22,596
Fidelity New Markets Income	Commingled Investments	20,025
Fidelity Real Estate Investment	Commingled Investments	36,934
Fidelity Small Cap Stock	Commingled Investments	25,293
Fidelity Strategic Income	Commingled Investments	20,088
Fidelity Us Bond Index	Commingled Investments	3,431
Fidelity Worldwide	Commingled Investments	5,958
Firsthand Global Technology	Commingled Investments	256
Firsthand Technology Value	Commingled Investments	398
Franklin Biotech Discovery Fund A	Commingled Investments	2,012
Franklin Large Cap Value Class C	Commingled Investments	20,023
Franklin Real Estate Securities Class C	Commingled Investments	34,331
Fremont Us Micro Capital	Commingled Investments	43,950
Fundamental Investors	Commingled Investments	15,156
Gabelli Growth Shares Ben Int	Commingled Investments	43,739
Gabelli Westwood Equity Retail Class	Commingled Investments	68,072
Great Northern Iron Ore Properties Ctf Ben Int	Commingled Investments	2,784
Growth Fund Of America	Commingled Investments	8,388
Hancock Horizon Burkenroad Fund Cl D	Commingled Investments	15,237
Heartland Group Value Income	Commingled Investments	27,543
HRPT Pptys Trust	Commingled Investments	5,045
Hussman Strategic Growth	Commingled Investments	11,984
Icon Technology	Commingled Investments	38,830
Invesco Leisure N/C	Commingled Investments	265
Janus Flexible Income	Commingled Investments	36,591
Janus Inv’t Balanced	Commingled Investments	54,830
Janus Inv’t Equity Income	Commingled Investments	48,456
Janus Inv’t Growth & Income	Commingled Investments	23,927
Janus Inv’t Mercury	Commingled Investments	1,837
Janus Mid Cap Value Invst Shs N/C	Commingled Investments	32,717
Janus Risk Managed Stock Fund	Commingled Investments	16,618
Janus Small Cap Value Invst Shs N/C	Commingled Investments	5,972
Jensen Portfolio, Inc.	Commingled Investments	55,957
JP Morgan Mid Cap Value Instl	Commingled Investments	24,046
Julius Baer Int’L Equity	Commingled Investments	11,361

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 24 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Kinder Morgan Energy Partners L P	Commingled Investments	18,723
Kinetics Small Cap Opportunities	Commingled Investments	3,485
Longleaf Partners	Commingled Investments	31,873
Loomis Sayles Bond Instl N/C	Commingled Investments	6,556
Lord Abbett Affiliated Class C	Commingled Investments	23,657
Lord Abbett Bond Debenture Class A	Commingled Investments	9,902
Lord Abbett Research Small Cap Class C	Commingled Investments	30,983
Magellan Midstream Partners Lp Com Unit Repstg Ltd Partner Int	Commingled Investments	1,250
Managers Fds Special Equity	Commingled Investments	267
Marsico Focus	Commingled Investments	15,605
Masters Select Equity	Commingled Investments	51,102
Matthews Dragon Century China	Commingled Investments	11,757
Matthews Intl Fds Pac Tiger Fd	Commingled Investments	34,290
Meridian Fund	Commingled Investments	29,045
Meridian Value Fund	Commingled Investments	3,036
Motient Corp Wts Exp 05/01/2004	Commingled Investments	1
Munder Net Net Class C	Commingled Investments	5,742
Needham Growth Fund	Commingled Investments	1,583
Neuberger & Berman Genesis Trust	Commingled Investments	27,496
Novastar Financial Inc	Commingled Investments	8,884
Oakmark Balanced	Commingled Investments	121,029
Oakmark Fund	Commingled Investments	144,491
Oakmark Internat’L	Commingled Investments	58,778
Oakmark Internat’L Small Cap	Commingled Investments	3,615
Oakmark Select	Commingled Investments	48,458
Oakmark Small Cap	Commingled Investments	26,933
Pbhg Large Cap 20	Commingled Investments	4,785
Pbhg Large Cap Value	Commingled Investments	6,409
Pbhg Mid Cap Value	Commingled Investments	3,452
Pimco Rcm Biotechnology Cl D N/C	Commingled Investments	332
Pimco Rcm Global Healthcare Class D	Commingled Investments	55,427
Pimco Rcm Global Technology Class D	Commingled Investments	1,199
Pimco Rcm Global Technology Instl	Commingled Investments	10,250
Pimco Real Return Bond Instl Class	Commingled Investments	4,706
Pimco Real Return Class C	Commingled Investments	5,481
Pimco Value Institutional	Commingled Investments	252
Pin Oak Aggressive Stock	Commingled Investments	401
Pioneer High Yield Class A	Commingled Investments	3,270
Prudent Bear Fds Inc	Commingled Investments	3,087
Red Oak Technology Select	Commingled Investments	291
Rowe T Price High Yield Fd Inc	Commingled Investments	5,706
Royce Low Priced Stock Fund	Commingled Investments	100,324
Royce Microcap	Commingled Investments	27,235
Royce Opportunity Fund	Commingled Investments	40,017
Royce Pa Mutual	Commingled Investments	86,668
Royce Premier Series	Commingled Investments	3,775
Royce Special Equity	Commingled Investments	36,719
Royce Total Return	Commingled Investments	32,521
Rydex Arktos Investor Class	Commingled Investments	78,208
Rydex Biotechnology Inv Class	Commingled Investments	340
Rydex Titan 500	Commingled Investments	47,680
S&P 500 Flagship Fund	Common/Collective Trust	150,059,044
Select Health Care	Commingled Investments	10,160
Select Industrial Materials	Commingled Investments	115,484
Selected American Shares	Commingled Investments	58,058
Shurgard Storage Ctr Inc Cl A Wash Frmly Del	Commingled Investments	63,479
Skyline Special Equities	Commingled Investments	4,685
Spartan Market Index	Commingled Investments	7,770
Ssga Money Market Fund	Commingled Investments	6,180,586
Ssga Small Cap Equity	Commingled Investments	229,976
State St Research High Income Class B1	Commingled Investments	15,541
Strong Index 500	Commingled Investments	24,977
T Rowe Price Balanced	Commingled Investments	28,035
T Rowe Price Equity Income	Commingled Investments	15,163
T Rowe Price International Bond	Commingled Investments	50
T Rowe Price Mid Cap Growth	Commingled Investments	3,320
T Rowe Price Mid Cap Value	Commingled Investments	36,106
T Rowe Price Small Cap Stock	Commingled Investments	3,077
Third Avenue Real Estate Value	Commingled Investments	31,556

Baxter International Inc. and Subsidiaries	Exhibit I
Incentive Investment Plan	Page 25 of 25
Schedule of Assets (Held at End of Year) at December 31, 2003
(Schedule H, Part IV, Line 4i on Form 5500)

Identity of Issue	Description of Investment	Current Value
Third Avenue Value Fd	Commingled Investments	26,009
Thompson Plumb Growth Fund	Commingled Investments	17,635
Thornberg Mtg Asset Corp	Commingled Investments	5,440
Tocqueville Gold Fund	Commingled Investments	7,873
Transamerica Premier Balanced	Commingled Investments	274
Tweedy Browne Global Value Fund	Commingled Investments	105,735
Ultra Bear Pro Fund Investors Shares	Commingled Investments	38,723
Ultra Bear Pro Fund Service Shares	Commingled Investments	3,283
Ultrashort Otc Pro Fund Service Shrs	Commingled Investments	4,093
US Small Cap Index Futures Fd	Common/Collective Trust	42,677,228
Value Line Leveraged Growth Income	Commingled Investments	39,748
Value Line Small Cap Growth	Commingled Investments	9,618
Vanguard Bond Index Total Market	Commingled Investments	84,699
Vanguard Calvert Social Index	Commingled Investments	4,100
Vanguard Global Equity	Commingled Investments	18,774
Vanguard Gnma Fixed Income Securities	Commingled Investments	57,537
Vanguard Growth & Income	Commingled Investments	10,216
Vanguard High Yield Bond Fixed Income	Commingled Investments	10,550
Vanguard Index Trust S&P 500 Port	Commingled Investments	146,463
Vanguard Inflation Protected Secs	Commingled Investments	20,776
Vanguard Intl Equity Index Europe Port	Commingled Investments	2,825
Vanguard Intl Equity Index Pacific Port Fund	Commingled Investments	2,518
Vanguard Mid Cap Index	Commingled Investments	23,826
Vanguard Muni Bond Intermediate Tm Port	Commingled Investments	3,846
Vanguard Reit Index Fund	Commingled Investments	15,845
Vanguard Specialized Energy Port	Commingled Investments	64,991
Vanguard Specialized Utilities Port	Commingled Investments	13,225
Vanguard Strategic Equity	Commingled Investments	3,118
Vanguard Total Intl Stock Index Fund	Commingled Investments	2,728
Vanguard Total Stock Market	Commingled Investments	35,886
Vanguard Us Growth Portfolio	Commingled Investments	1,899
Vanguard/Wellesley Income Income	Commingled Investments	3,455
Vanguard/Wellington Income	Commingled Investments	27,972
Vanguard/Windsor Ii Portfolio	Commingled Investments	3,171
Wasatch Aggressive Equity	Commingled Investments	30,779
Wasatch Growth	Commingled Investments	13,387
Wasatch Microcap Value	Commingled Investments	36,738
Weitz Partners Value	Commingled Investments	2,067
Weitz Value	Commingled Investments	143,513
White Oak Growth Stock	Commingled Investments	26,757

		$237,176,048

* Participant Loans	Interest rate range from 5.00% to 10.00%	$30,196,773

		$1,326,569,715

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES INCENTIVE INVESTMENT PLAN

Date: June 28, 2004	By:	/s/ John J. Greisch
John J. Greisch
Senior Vice President and
Chief Financial Officer